

2023 Annual Report

Dear Shareholders,

Empire Petroleum made substantial investments and progress in 2023 and 2024 to date, laying the operational and daily production foundation to drive significant improvements in our financial performance in 2024 and beyond.

Based on our progress, we believe 2024 is shaping up to be a transformative year for our company and shareholders. Our optimism is primarily due to the results and investments we are making, along with the further technical understanding, to enhance the current drilling program and production in North Dakota. The technical benefits will flow to our activities in our New Mexico Permian assets.

Looking ahead, we remain optimistic about the outlook for the oil and gas industry in general and growth and prospects of Empire Petroleum specifically. Our strategic priorities for the coming year include:

- **Commitment to Operational Excellence** – seeking to optimize production efficiency while prioritizing safety and environmental stewardship.

- **Strong Financial Position** – ensuring Empire has the capital to implement its strategy while focusing on cash flow generation and prudent cost management.

- **Strong Stakeholder Relationships** – investing the time and resources to maintain positive relationships and foster trust and collaboration with our shareholders, employees, partners, customers, and local communities.

- **Environmental, Social, and Governance (ESG)** – remain guiding principles in our business practices, ensuring responsible resource development, community engagement, the wellbeing of our team and community and a commitment to strong corporate governance practices.

We are excited about the opportunities to build long-term value and grateful for the continued trust and support of our shareholders. I would like to thank our employees, consultants and vendors for their continued hard work and dedication to advancing Empire's strategic plan to drive production increases and safely improve operating performance.



Michael R. Morrisett
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>December 31, 2023</u>

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-16653

EMPIRE PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**73-1238709**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)

2200 S. Utica Place, Suite 150, Tulsa, OK 74114
(Address of Principal Executive Offices)   (Zip Code)
Registrant's telephone number, including area code: **(539) 444-8002**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $.001 par value	**EP**	**NYSE American**

Securities registered pursuant to 12(g) of the Act: None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐   Accelerated filer ☐ Non-accelerated filer ☑   Smaller reporting company ☑ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the closing sales price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter, was $121,628,653.

The number of shares of the registrant's common stock, $0.001 par value, outstanding as of March 25, 2024 was 25,623,674.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the registrant's 2024 annual meeting of stockholders have been incorporated by reference into Part III of this Annual Report on Form 10-K.

EMPIRE PETROLEUM CORPORATION
FORM 10-K
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future by us or on our behalf. Such statements are generally identifiable by the terminology used such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecasted," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "would" or other similar words, although not all forward-looking statements contain such identifying words.

By their very nature, forward-looking statements require management to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, those discussed in Item 1A ("Risk Factors") and elsewhere in this Form 10-K and in other documents that we file with or furnish to the Securities and Exchange Commission (the "SEC"), and the following:

- changes in oil, natural gas and natural gas liquids prices and the demand for oil, natural gas and natural gas liquids;
- our ability to replace reserves and efficiently develop current reserves;
- uncertainties inherent in estimating oil and gas reserves;
- management's ability to execute our business plan;
- delays and other difficulties related to producing oil, natural gas and natural gas liquids;
- delays and other difficulties related to regulatory and governmental approvals and restrictions;
- availability of sufficient capital to execute management's business plan, including future cash flows from operations, available borrowing capacity under revolving credit facilities, from our two largest stockholders and otherwise;
- management's ability to make acquisitions on economically acceptable terms and management's ability to integrate acquisitions;
- weather and environmental conditions;
- unforeseen engineering, mechanical or technological difficulties in working over wells;
- costs of operations and operating hazards;
- competition from other natural resource companies;
- unanticipated reductions in the borrowing base under the revolving credit facility we are party to;
- the availability of sufficient pipeline and other transportation facilities and equipment to carry our production to market and the impact of these facilities on our realized prices;
- our ability to retain key members of senior management and key technical and financial employees;
- the identification of and severity of adverse events and governmental responses to these or other environmental events;
- future ESG compliance developments and increased attention to such matters which could adversely affect our ability to raise equity and debt capital;
- the effect of our derivative activities;
- impacts of public health crises, pandemics and epidemics, such as the coronavirus pandemic ("COVID-19");
- A cyber incident involving our information systems and related infrastructure, or that of our business partners;
- the effects of governmental and environmental regulation; and
- general economic conditions.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this section and elsewhere in this Form 10-K. Other than as required by applicable securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations, or otherwise. Readers should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this report or, if earlier, as of the date they were made.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and within this report.

Bbl – One barrel or 42 U.S. gallons liquid volume of oil or other liquid hydrocarbons.

Boe – Barrel of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent. The ratio does not assume price equivalency and, given price differentials, the price for a barrel of oil equivalent for natural gas differs significantly from the price for a barrel of oil. A barrel of NGLs also differs significantly in price from a barrel of oil.

CG&A – Cawley, Gillespie & Associates, Inc.

DD&A – Depreciation, depletion and amortization.

ESG – Environmental, Social and Governance.

Field – An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

LOE – Lease Operating Expense, a current period expense incurred to operate a well.

MBbls – One thousand barrels of crude oil or other liquid hydrocarbons.

MBoe – One thousand barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent.

MMBoe – One million barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent.

Mcf – One thousand cubic feet.

MMcf – One million cubic feet.

Net acres or **net wells** – The sum of the fractional working interests owned in gross acres or gross wells.

NYSE American – NYSE American Stock Exchange.

NGLs – Natural gas liquids measured in barrels. NGLs are made up of ethane, propane, isobutane, normal butane and natural gasoline, each of which have different uses and different pricing characteristics.

Net revenue interest or **NRI** –The total revenue interest controlled by an entity in a specific oil or gas production unit, including a well, lease, or drilling unit.

Operator – An oil and gas joint venture participant that manages the joint venture, pays venture costs, and bills the venture's non-operators for their share of venture costs. The operator is also responsible to market all oil, gas, and NGL production, except for those non-operators who take their production in-kind.

OTCQB – The over-the-counter (OTC) market exchange for the middle tier of three marketplaces for trading OTC stocks.

Overriding Royalty Interest or **ORRI** – A royalty interest that is created out of the operating or working interest. Unlike a royalty interest, an overriding royalty interest terminates with the operating interest from which it was created or carved out of.

Plugging and abandonment or **P&A** – Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another stratum or to the surface.

Proved developed producing reserves or **PDP** – Reserves that can be expected to be recovered from existing wells and completions with existing equipment and operating methods.

PV-10 – The present value, discounted at 10% per annum, of future net revenues (estimated future gross revenues less estimated future costs of production, development, and asset retirement costs) associated with reserves and is not necessarily the same as market value. PV-10 does not include estimated future income taxes. Unless otherwise noted, PV-10 is calculated using the pricing scheme required by the SEC. PV-10 of proved reserves is calculated the same as the standardized measure of discounted future net cash flows, except that the standardized measure of discounted future net cash flows includes future estimated income taxes discounted at 10% per annum.

Royalty Interest or **RI** – The mineral owner's share of production, free of costs, but subject to severance taxes unless the lessor is a government.

SEC – United States Securities and Exchange Commission.

Standardized Measure – The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue.

Undeveloped acreage – Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working interest or **WI** – The ownership interest, generally defined in a Joint Operating Agreement ("JOA"), that gives the owner the right to drill, produce and/or conduct operating activities on the property and share in the sale of production, subject to all royalties, overriding royalties and other burdens and obligates the owner of the interest to share in all costs of exploration, development operations and all risks in connection therewith.

Workover – Operations on a producing or injection well to restore or increase production.

PART I

ITEM 1. BUSINESS.

In this Form 10-K, references to "Empire", the "Company", "we", "our", and "us" refer to Empire Petroleum Corporation and its wholly-owned subsidiaries, unless context indicates otherwise.

On March 8, 2022, our common stock began trading on the NYSE American under the symbol "EP" and CUSIP 292034303. Prior to trading on the NYSE American, our common stock was accessible on the OTCQB.

Overview

Empire Petroleum Corporation is an independent energy company that engages in unlocking value in developed assets. Empire operates the following wholly-owned subsidiaries in its areas of operations:

- Empire New Mexico LLC ("Empire New Mexico")
    - Empire New Mexico LLC d/b/a Green Tree New Mexico
    - Empire EMSU LLC
    - Empire EMSU-B LLC
    - Empire AGU LLC
    - Empire NM Assets LLC
- Empire Rockies Region
    - Empire North Dakota LLC ("Empire North Dakota")
    - Empire ND Acquisition LLC ("Empire NDA")
- Empire Texas ("Empire Texas"), consisting of the following entities:
    - Empire Texas LLC
    - Empire Texas Operating LLC
    - Empire Texas GP LLC
    - Pardus Oil & Gas Operating, LP (owned 1% by Empire Texas GP LLC and 99% by Empire Texas LLC)
- Empire Louisiana LLC ("Empire Louisiana")

Empire was incorporated in the state of Delaware in 1985. The consolidated financial statements of Empire Petroleum Corporation and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries.

Our mission is to increase shareholder value by building oil and natural gas reserves in strategic plays in the United States. To accomplish its mission, we plan on executing the following business strategies:

- Cost-effectively optimize well production
- Reduce unit operating costs and improve margins
- Target proved developed producing acquisitions in predictable fields that have historically had low production decline and long lives
- Focus on high-quality assets that add scale and provide synergies to our existing portfolio and core areas of operation

We operate as a single segment as each of our operating areas have similar economic characteristics and each meet the criteria for aggregation as defined by accounting standards related to disclosures about segments of an enterprise.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as proxy statements and other information we file with, or furnish to, the SEC are available free of charge on our website at www.empirepetroleumcorp.com. We make these documents available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The information contained on our website, or available by hyperlink from our website, is not incorporated into this Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Such disclosures will be included on our website in the "Investor Relations" sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

In addition, we use social media to communicate with our investors and the public about our company, our businesses and our results of operations. The information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media and others interested in our company to review the information we post on the social media channels listed in the "Investor Relations" section of our website.

Properties

We are an independent operator in four geographic areas in the United States. As operator, we manage and influence production on operated properties. We use a combination of experienced field personnel and third-party service providers to execute our mission. Our producing properties have reasonably predictable production profiles and cash flows, subject to commodity price and cost fluctuations.

As is common in the industry in which we operate, we selectively participate in drilling and developmental activities in non-operated properties. Decisions to participate in non-operated properties are made after technical and economic analysis of the projects which also considers the operating expertise and historical track record of the operators.

Empire New Mexico

Empire New Mexico was formed when we purchased producing assets from XTO in May 2021. These assets are located in Lea County, New Mexico and include approximately 670 gross (483 net) producing and injection wells on a contiguous and consolidated acreage position consisting of 48,000 gross (41,000 net). We also have 14 RI wells with an average ORRI of 11%. Empire New Mexico's assets primarily produce oil with natural gas and NGLs accompanying oil production. Empire New Mexico's properties are in the following formations:

- Grayburg/San Andres (primary source of production)
- Queen-Seven Rivers-Yates
- Devonian
- Abo
- Blineberry
- Tubb
- Drinkard

We have begun technical work for uplift opportunities in New Mexico.

Empire North Dakota

Empire North Dakota includes approximately 138 gross (108 net) producing or injection wells on 24,000 gross (18,000 net) acres in North Dakota and western Montana. We also have smaller nonoperating interests in 70 gross (less than 1 net) vertical wells. These properties primarily produce oil with some related gas production. Assets are located in the following formations:

- Madison (primary source of production)
- Bakken
- Duperow
- Red River
- Ratcliffe/Mission Canyon

The existing producing properties have experienced near-flat production rates over the last five years. We have been able to capitalize on operational improvements to allow more immediate recovery of reserves.

In the fourth quarter of 2023, the Company commenced a program to further develop its Starbuck Field located in North Dakota (the "Starbuck Drilling Program"). Empire expects 2024 to be a year of progress as it continues to advance the Starbuck Drilling Program.

The Starbuck Drilling Program's first well came online in December 2023 and a total of five wells in the Upper Charles formation have been placed on production as of the filing date of this report. The Company is currently optimizing completions while increasing the core production through its enhanced oil recovery ("EOR") program.

The Company currently has one rig in the Starbuck Field. As the Starbuck Field is strategically designed for EOR production, the Company anticipates EOR development to begin in the second quarter of 2024 with the goal of providing a meaningful increase in production beginning as soon as the second half of 2024 and going forward.

Empire has also logged five vertical pilot wells to help identify additional pay and extend existing reservoirs, which has confirmed three additional primary zones of interest and two secondary zones of interest. In addition, the Company has drilled a vertical appraisal well in the Starbuck Field to core two new target zones for development. The two new primary target zones of development have been successfully cored and the cores are under analysis. The data will then be added to the development plan while the vertical well will be placed on production in the first quarter of 2024.

Empire Texas

Empire Texas includes approximately 121 gross (106 net) producing wells on approximately 43,000 gross (30,000 net) acres as well as 77 miles of gathering lines and pipelines with related facilities and equipment. Empire Texas owns concentrated acreage and stacked pay in the historically prolific East Texas Basin. Assets are concentrated in the Fort Trinidad Field in Houston and Madison Counties with high working interest and historical production from eight separate formations. We have begun technical work for uplift opportunities in Texas.

Empire Louisiana

Empire Louisiana includes 12 gross (10 net) producing wells and three saltwater disposal wells in the Miocene, Frio, Cockfield, and Wilcox formations. Empire Louisiana's assets primarily produce oil.

Production and Operating Data

The following table sets forth a summary of our production and operating data for the years ended December 31, 2023 and 2022. Because of normal production declines, increased or decreased production due to future acquisitions, divestitures, and development, fluctuations in commodity prices and the effects of acquisitions or divestitures, the historical information presented below should not be interpreted as being indicative of future results.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Production and operating data:				
Net sales volumes:				
Oil (Bbl)		487,869		482,818
Natural gas (Mcf)		854,274		875,647
Natural gas liquids (Bbl)		136,013		160,809
Total (Boe)		766,261		789,568
Average price per unit:				
Oil (a)	$	75.19	$	93.16
Natural gas	$	2.02	$	5.18
Natural gas liquids	$	12.21	$	22.76
Total (Boe)	$	52.29	$	67.34
Operating costs and expenses per Boe:				
Lease operating expense (excluding workovers)	$	21.70	$	19.92
Workovers	$	15.65	$	9.95
Total Lease operating expense	$	37.36	$	29.87
Production and ad valorem taxes	$	3.97	$	4.99
Depreciation, depletion, amortization and accretion	$	6.33	$	4.19
General & administrative (excluding stock-based compensation)	$	15.71	$	12.18
Stock-based compensation	$	4.10	$	3.44

(a) Excludes the effect of net cash receipts from (payments on) derivatives.

At December 31, 2023 and 2022, we had approximately 1,000 gross (710 net) producing and injection wells.

We have no firm delivery commitments for oil or natural gas.

Oil and Natural Gas Reserves

Our primary mission is to optimize existing producing properties; as such, there are no reserves estimated for undeveloped properties, though we own acreage that can be drilled in the future and are also a non-operator WI owner on acreage subject to future drilling activities. The following table represents our oil and natural gas reserves at December 31, 2023 and 2022.

	Oil (Mbbl)	Natural Gas (MMcf)	NGL (Mbbl)	MBoe
Proved developed at December 31, 2023	6,924	6,104	1,171	9,112
Proved developed at December 31, 2022	8,826	12,936	2,262	13,244

Net proved reserves were calculated using an unweighted arithmetic average of the first-day-of-the-month price within the 12-month period for the year. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines. Prices of $75.45 per barrel of oil, $1.51 per Mcf and $9.82 per barrel of NGL were utilized at December 31, 2023. Prices of $91.14 per barrel and $4.23 per Mcf and $36.29 per barrel of NGL were utilized at December 31, 2022.

Reserve Estimation Process

Reserve estimation is a subjective process as the underground accumulations of crude oil and natural gas cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The quantities of oil and natural gas that are ultimately recovered, production and operating costs, and future oil and natural gas prices may differ from those assumed in these estimates. Our internal professionals work closely with our external engineers to ensure the integrity, accuracy, and timeliness of data that is furnished to them for their reserve estimation process.

We engage an independent petroleum engineering firm, CG&A, to prepare our annual reserve estimates and rely on CG&A's expertise to ensure that reserve estimates are prepared in accordance with SEC guidelines.

The technical person primarily responsible for the preparation of the reserve report is Zane Meekins, Executive Vice President. Mr. Meekins has been with CG&A since 1989 and graduated from Texas A&M University in 1987 with a bachelor's degree in Petroleum Engineering. He is a registered professional engineer in Texas and has more than 30 years of experience in the estimation and evaluation of oil and natural gas reserves. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Brian Weatherl, Vice President of Engineering for the Company, is responsible for our reservoir engineering, and is a qualified reserve estimator and is responsible for overseeing CG&A during the preparation of the annual reserve estimates. His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the "Standards Pertaining to Estimation and Auditing of Oil and Natural Gas Reserve Information" promulgated by the Society of Petroleum Engineers. His qualifications include a Bachelor of Science degree in Petroleum Engineering from the University of Tulsa in 1984 and he is a member of the Society of Petroleum Engineers. Mr. Weatherl has been estimating and evaluating reserves for over 35 years.

The primary inputs to the reserve estimation process are technical information, financial data, ownership interest and production data. The relevant field and reservoir technical information, which is updated at least annually, is assessed for validity when CG&A has technical meetings with our personnel. Current revenue and expense information is obtained from accounting records, which are subject to external quarterly reviews, annual audits, and internal controls over financial reporting. All current financial data such as commodity prices, lease operating expenses, production taxes and field level commodity price differentials are updated in the reserve database and then analyzed to ensure that they have been entered accurately and that all updates are complete. Our ownership in mineral interests and well production data are subject to internal controls and are incorporated into the reserve database as well as verified internally by our personnel to ensure accuracy and completeness. Once the reserve database has been updated with current information, and the relevant technical support material has been assembled, CG&A meets with technical personnel to review field performance and future development plans in order to verify the validity of estimates. Following these reviews, the reserve database is furnished to CG&A so that it can prepare its independent reserve estimate and final report. The reserve estimates prepared by CG&A are reviewed and compared to internal estimates by Mr. Weatherl. Material reserve estimation differences are reviewed between CG&A and our technical personnel and additional data is provided to address any variances. If the supporting documentation does not justify additional changes, CG&A reserves are accepted. In the event that additional data supports a reserve estimation adjustment, CG&A will analyze the additional data and may make changes it solely deems necessary. Additional data is usually comprised of updated production information on new wells. Once the review is completed and all material differences are reconciled the reserve report is finalized and our reserve database is updated with the final estimates provided by CG&A.

Marketing Arrangements

We market our oil and natural gas in accordance with standard energy industry practices. This marketing effort endeavors to obtain the combined highest netback and most secure market available at that time.

We sell oil production at the lease locations to third-party purchasers via truck transport or pipeline. We do not transport, refine or process the oil we produce. We sell our produced oil under contracts using market-based pricing, which is adjusted for differentials based upon oil quality.

We sell our natural gas and natural gas liquids under purchase contracts using market-based pricing, which is primarily sold at the lease location.

Principal Customers

We sell our oil, natural gas, and NGL production to marketers which is transported by truck or pipeline to storage facilities arranged by the marketers. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted.

For 2023, 70% of revenues from oil, natural gas, and NGL sales were to three customers. For 2022, 68% of revenues from oil, natural gas, and NGL sales were to four customers. While the loss of these purchasers may result in a temporary interruption in sales of, or a lower price for, our production, we believe that the loss of these purchasers would not have a material adverse effect on our operations, as there are alternative purchasers in our producing regions.

Competition

The oil and natural gas industry in the areas in which we operate is highly competitive. We encounter strong competition from numerous parties, ranging generally from small independent producers to major integrated companies. We primarily encounter significant competition in acquiring properties. At higher commodity prices, we also face competition in contracting for oil field services, rigs, pressure pumping and workover equipment and securing trained personnel. Many of these competitors have financial, technical and personnel resources substantially larger than ours. As a result, our competitors may be able to pay more for desirable properties, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

In addition to competition for drilling, pressure pumping and workover equipment, we are also affected by the availability of related equipment and materials. The oil and natural gas industry periodically experiences shortages of drilling and workover rigs, equipment, pipe, materials and personnel, which can delay workover and exploration activities and cause significant price increases. We are unable to predict the timing or duration of any such shortages.

Seasonality of Business

Weather conditions often affect the demand for, and prices of, natural gas and can also delay oil and natural gas production. Demand for natural gas is traditionally higher in the winter, resulting in higher natural gas prices during the first and fourth quarters. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results realized on an annual basis.

Markets and Price Volatility

The market price of oil and natural gas is volatile, subject to speculative movement and depends upon numerous factors beyond our control, including expectations regarding inflation, global and regional demand, political and economic conditions and production costs. Future profitability, if any, will depend substantially upon the prevailing prices for oil and natural gas. If the market price for oil and natural gas remains depressed in the future, it could have a material adverse effect on our ability to raise additional capital necessary to finance operations. Lower oil and natural gas prices may also reduce the amount of oil and natural gas, if any, that can be produced economically from our properties. We anticipate that the prices of oil and natural gas will fluctuate in the near future.

Regulation

The oil and natural gas industry is subject to extensive federal, state and local laws and regulations governing the production, transportation and sale of hydrocarbons as well as the taxation of income resulting therefrom. Legislation affecting the oil and natural gas industry is constantly changing. Numerous federal and state departments and agencies have issued rules and regulations applicable to the oil and natural gas industry. In general, these rules and regulations regulate, among other things, the extent to which acreage may be acquired or relinquished; spacing of wells; measures required for preventing waste of oil and natural gas resources; and, in some cases, rates of production. The heavy and increasing regulatory burdens on the oil and natural gas industry increase our cost of doing business and, consequently, affect profitability.

Our oil and natural gas operations are also subject to numerous federal, state and local laws and regulations relating to environmental protection. These laws govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. These laws and regulations may impose substantial liabilities if we fail to comply or if any contamination results from our operations.

Employees

At December 31, 2023, we had 50 full-time employees, not including contract personnel and outsourced service providers. Our team is broadly experienced in oil and natural gas operations and follows a strategy of outsourcing most accounting, human resources, and other non-core functions.

Office Locations

Our corporate headquarters are at 2200 South Utica Place, Suite 150, Tulsa, Oklahoma, with field offices in North Dakota, Texas, and New Mexico.

ITEM 1A. RISK FACTORS.

Our operations are subject to various risks and uncertainties in the ordinary course of business. The following summarizes significant risks and uncertainties that may adversely affect our operations or financial position. Risks and uncertainties discussed below are not a comprehensive listing of those faced by us. Additional risks not presently known or that are deemed immaterial may also affect us. Readers should carefully consider the risk factors included below and other information included and incorporated by reference into this Annual Report on Form 10-K.

Reserves

The Standardized Measure and PV-10 of estimated reserves may not be accurate estimates of the current fair value of estimated proved oil and natural gas reserves.

Standardized Measure is a reporting convention that provides a common basis for comparing oil and natural gas companies subject to the rules and regulations of the SEC. PV-10, a non-GAAP (Generally Accepted Accounting Principles) financial measure, is a similar reporting convention that we have disclosed in this report. Both measures require the use of operating and development costs prevailing as of the date of computation. Consequently, they will not reflect the prices ordinarily received or that will be received for oil and natural gas production because of varying market conditions, nor may they reflect the actual costs that will be required to produce or develop the oil and natural gas properties. Accordingly, estimates included in this report of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the 10 percent discount factor, which is required by the rules and regulations of the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Therefore, Standardized Measure and PV-10 included in this report should not be construed as accurate estimates of the current market value of our proved reserves.

Estimates of proved reserves and future net cash flows are not precise. The actual quantities of our proved reserves and future net cash flows may prove to be lower than estimated.

Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. Estimates of proved reserves and related future net cash flows are based on various assumptions, which may ultimately prove to be inaccurate. Petroleum engineering is a subjective process of estimating accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including the following:

- historical production from the area compared with production from other producing areas;
- the assumed effects of regulations by governmental agencies;
- the quality, quantity and interpretation of available relevant data;
- assumptions concerning future commodity prices; and
- assumptions concerning future operating costs, severance and ad valorem taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:

- the quantities of oil and natural gas that are ultimately recovered;
- the production and operating costs incurred;
- the amount and timing of future development expenditures; and
- future commodity prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on the average previous twelve months first-of-month prices preceding the date of the estimate and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

- the amount and timing of actual production;
- levels of future capital spending;
- increases or decreases in the supply of or demand for oil, natural gas, and NGLs; and
- changes in governmental regulations or taxation.

Accordingly, estimates included in this report of future net cash flows may be materially different from the future net cash flows that are ultimately received. Therefore, the estimates of discounted future net cash flows in this report should not be construed as accurate estimates of the current market value of our proved reserves.

Unless reserves are replaced, production and estimated reserves will decline, which may adversely affect our financial condition, results of operations and/or cash flows.

Producing oil and natural gas reservoirs are generally characterized by declining production rates that may vary depending upon reservoir characteristics and other factors. Estimates of the decline rate of an oil or natural gas well are inherently imprecise and may be less precise with respect to new or emerging oil and natural gas formations with limited production histories than for more developed formations with established production histories. Estimated future oil and natural gas reserves and production and, therefore, cash flows and results of operations are highly dependent upon our success in efficiently developing and exploiting current properties and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs. If we are unable to replace our current and future production, cash flows and the value of reserves may decrease, adversely affecting our business, financial condition and results of operations.

Financing

We have indebtedness and may incur substantially more debt. Higher levels of indebtedness make us more vulnerable to economic downturns and adverse business developments.

Our total indebtedness at December 31, 2023 was $5.7 million. At December 31, 2023, commitments from a financial institution under a Revolving Credit Facility (the "Credit Facility") with Empire North Dakota and Empire NDA were approximately $10.0 million, of which approximately $5.5 million was unused and approximately $4.5 million was outstanding. In addition, we had approximately $1.1 million outstanding under a joint development agreement with a related party as of December 31, 2023 (See Note 4 of Notes to Consolidated Financial Statements). Management continues to review existing indebtedness, and may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate existing indebtedness. If we do seek to refinance existing indebtedness, there can be no guarantee that we would be able to execute the refinancing on favorable terms or at all.

As a result of indebtedness, we use a portion of our cash flow to pay interest, which reduces the amount available to fund operations and other business activities and could limit flexibility in planning for or reacting to changes in the business and the industry in which we operate. Indebtedness under the Credit Facility is at a variable interest rate, and so a rise in interest rates will generate greater interest expense.

We may incur substantially more debt in the future. The Credit Facility contains restrictions on the incurrence of additional indebtedness.

Increases in the level of indebtedness could have adverse effects on our financial condition and results of operations, including:

- imposing additional cash requirements on us in order to support interest payments, which reduces the amount we have available to fund our operations and other business activities;
- increasing the risk that we may default on our debt obligations;
- increasing our vulnerability to adverse changes in general economic and industry conditions, economic downturns and adverse developments in our business;
- limiting our ability to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;
- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we operate; and
- increasing our exposure to a rise in interest rates, which will generate greater interest expense.

Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance, which is affected by general economic conditions and financial, business and other factors, many of which are outside of the scope of management's control.

Our business requires substantial capital expenditures. Management may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a decline in oil and natural gas reserves.

The oil and natural gas industry is capital intensive. Management makes and expects to continue to make substantial capital expenditures for the acquisition and development of reserves. We intend to finance future capital expenditures through cash flow from operations, incurring additional indebtedness, or capital raises. However, cash flow from operations and access to capital are subject to a number of variables, including:

- the volume of oil, natural gas, and NGLs we are able to produce from existing wells;
- ability to transport oil and natural gas to market;
- the prices at which commodities are sold;
- the costs of producing oil and natural gas;
- global and domestic demand for oil and natural gas;
- global credit and securities markets;
- the ability and willingness of lenders and investors to provide capital and the cost of the capital;
- ability to acquire, locate and produce new reserves;
- the impact of potential changes in our credit ratings; and
- proved reserves.

We may not generate expected cash flows and obtain the capital necessary to sustain our operations at current or anticipated levels. A decline in cash flow from operations or our financing needs may require management to revise our capital program or alter or increase capitalization substantially through the issuance of debt or equity securities. The issuance of additional equity securities could have a dilutive effect on the value of our common stock. Additional borrowings under the Credit Facility or the issuance of additional debt securities will require that a greater portion of cash flow from operations be used for the payment of interest and principal on debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and acquisitions. Additional financing also may not be available on acceptable terms or at all. In the event additional capital resources are unavailable, management may curtail activities or be forced to sell some assets on an untimely or unfavorable basis.

The loss or unavailability of capital provided by our two largest stockholders could have a material adverse effect on our business.

Our two largest stockholders, Energy Evolution Master Fund, Ltd. and Phil Mulacek, have been a significant source of capital for our acquisitions of oil and natural gas properties and the development of our oil and natural gas reserves. We have been dependent on this capital to fund our growth plans, including our current drilling programs. The loss of this capital could have a material adverse effect on our business, especially our growth plans.

If we are unable to comply with the covenants in our agreements governing our indebtedness, including the Credit Facility, there could be a default under the terms of such agreements, which could result in an acceleration of payment of funds that we have borrowed.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which management is unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance debt, sell assets or sell additional equity on terms that we may not find attractive if it may be done at all. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest, if any, on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the agreements governing our indebtedness, including the Credit Facility, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default:

- the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;
- the lenders could elect to terminate their commitments thereunder and cease making further loans; and
- we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may need to obtain waivers under the Credit Facility to avoid being in default. If we breach our covenants and cannot obtain a waiver from the required lender, we would be in default and the lender could exercise its rights, as described above, and we could be forced into bankruptcy or liquidation.

A negative shift in stakeholder sentiment towards the oil and natural gas industry and increased attention to ESG matters and conservation matters could adversely affect our ability to raise equity and debt capital.

Much of the investor community has developed negative sentiment towards investing in our industry over the past few years. Recent equity returns in the sector versus other industry sectors have led to lower oil and gas representation in certain key equity market indices. Some investors, including certain public and private fund management firms, pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on environmental, social and governance considerations. Certain other stakeholders have pressured private equity firms and commercial and investment banks to stop funding oil and gas projects. Such developments have resulted and could continue to result in downward pressure on the stock prices of oil and natural gas companies, including ours. This may also result in a reduction of available capital funding for potential development projects, further impacting our future financial results.

Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our products, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against us or our operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and stockholders. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our access to and costs of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our access to capital for potential growth projects.

General Operations

The oil and natural gas industry is highly competitive, and our size may put us at a disadvantage in competing for resources.

The oil and natural gas industry is highly competitive where our properties and operations are concentrated. We compete with major integrated and larger independent oil and natural gas companies in seeking to acquire desirable oil and natural gas properties and leases and for the equipment and services required to develop and operate properties. Many of our competitors have financial and other resources that are substantially greater than ours, which makes acquisitions of acreage or producing properties at economic prices difficult. Significant competition also exists in attracting and retaining technical personnel, including geologists, geophysicists, engineers, landmen and other specialists, as well as financial and administrative personnel. Hence, we may be at a competitive disadvantage to companies with larger financial resources than ours.

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

- changes in global supply and demand for oil and natural gas, which could be negatively affected by concerns about public health crises, pandemics and epidemics, such as the COVID-19 pandemic;
- the price and quantity of imports of foreign oil and natural gas;

- political conditions, including trade or other economic sanctions, armed conflict in Ukraine and the Middle East, the price cap on Russian oil and embargoes, in or affecting other oil-producing activity;
- the level of global oil and natural gas exploration and production activity;
- the level of global oil and natural gas inventories;
- weather conditions, including extreme climatic events;
- technological advances affecting energy consumption; and
- the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Lower prices also negatively impact the value of our proved reserves. Volatility in the price of oil could force us (as well as other operators) to re-evaluate our current capital expenditure budget and make changes accordingly that we believe are in the best interest of us and our stockholders. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Our producing properties and proved reserves are concentrated in New Mexico, North Dakota, Montana, Texas, and Louisiana, making us vulnerable to risks associated with operating in limited major geographic areas.

Our producing properties are geographically concentrated in New Mexico, North Dakota, Montana, Texas, and Louisiana. At December 31, 2023, all of our total estimated proved reserves were attributable to properties located in these areas. As a result of this concentration, we are exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, severe weather events, water shortages or other drought related conditions or interruption of the processing or transportation of oil or natural gas.

This concentration of assets exposes us to additional risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in all of our wells within a field.

Our insurance policies may not adequately protect us against certain unforeseen risks.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described in this report. There can be no assurance that any insurance will be adequate to cover our losses or liabilities. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

We are subject to various environmental risks, and governmental regulation relating to environmental matters.

We are subject to a variety of federal, state and local governmental laws and regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials. These regulations subject us to increased operating costs and potential liability associated with the use and disposal of hazardous materials. Although these laws and regulations have not had a material adverse effect on our financial condition or results of operations, there can be no assurance that we will not be required to make material expenditures in the future. Moreover, we anticipate that such laws and regulations will become increasingly stringent in the future, which could lead to material costs for environmental compliance and remediation by us. Any failure by us to obtain required permits for, control the use of, or adequately restrict the discharge of hazardous substances under present or future regulations could subject us to substantial liability or could cause our operations to be suspended. Such liability or suspension of operations could have a material adverse effect on our business, financial condition and results of operations.

Our activities are subject to extensive governmental regulation. Oil and natural gas operations are subject to various federal, state and local governmental regulations that may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and natural gas. In addition, the production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to our operations. There can be no assurance that the trend of more expansive and stricter environmental legislation and regulations will not continue.

If forecasted prices for oil, natural gas and NGL decrease, we may be required to take significant future write-downs of the financial carrying values of our properties in the future.

Accounting rules require that we periodically review the carrying value of our proved and unproved properties for possible impairment. Based on prevailing commodity prices and specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to significantly write-down the financial carrying value of our oil and natural gas properties, which constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are recorded.

A write-down could occur when oil and natural gas prices are low or if we have substantial downward adjustments to our estimated proved oil and natural gas reserves, or if operating costs or development costs increase over prior estimates.

The capitalized costs of our oil and natural gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, we would record impairment charges to reduce the capitalized costs of such field to our estimate of the field's fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce our earnings and stockholders' equity and could adversely affect our stock price.

We periodically assess our properties for impairment based on future estimates of proved and non-proved reserves, oil and natural gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if price increases of oil and/or natural gas occur and in the event of increases in the quantity of our estimated proved reserves.

If oil, natural gas and NGL prices fall below current levels for an extended period of time and all other factors remain equal, we may incur impairment charges in the future. Such charges could have a material adverse effect on our results of operations for the periods in which they are recorded.

Properties we acquire may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties that we acquire or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and include properties with which we do not have a long operational history. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of a property. We may be required to assume the risk of the physical condition of properties in addition to the risk that they may not perform in accordance with our expectations. If properties we acquire do not produce as projected or have liabilities we were unable to identify, we could experience a decline in our reserves and production, which could adversely affect our business, financial condition and results of operations.

Many of our properties are in areas that may have been partially depleted or drained by offset wells and certain of our wells may be adversely affected by actions we or other operators may take when drilling, completing, or operating wells that we or they own.

Many of our properties are in reservoirs that may have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests adjoining any of our properties could take actions, such as drilling and completing additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids toward the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations by us or other operators could cause depletion of our proved reserves and may inhibit our ability to further develop our proved reserves. In addition, completion operations and other activities, including water disposal activities, conducted on adjacent or nearby wells could cause production from our wells to be shut in for indefinite periods of time, could result in increased lease operating expenses and could adversely affect the production and reserves from our wells after they re-commence production. We have no control over the operations or activities of offsetting operators.

Acquisitions involve a number of risks, including the risk that we will discover unanticipated liabilities or other problems associated with the acquired business or property.

In assessing potential acquisitions, we consider information available in the public domain and information provided by the seller. In the event publicly available data is limited, then, by necessity, we may rely to a large extent on information that may only be available from the seller, particularly with respect to drilling and completion costs and practices, geological, geophysical and petrophysical data, detailed production data on existing wells, and other technical and cost data not available in the public domain. Accordingly, the review and evaluation of businesses or properties to be acquired may not uncover all existing or relevant data, obligations or actual or contingent liabilities that could adversely impact any business or property to be acquired and, hence, could adversely affect us as a result of the acquisition. These issues may be material and could include, among other things, unexpected environmental liabilities, title defects, unpaid royalties, taxes or other liabilities.

The success of any acquisition that we complete will depend on a variety of factors, including our ability to accurately assess the reserves associated with the acquired properties, assumptions related to future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are often inexact and subjective. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales or operations.

Our ability to achieve the benefits that we expect from an acquisition will also depend on our ability to efficiently integrate the acquired operations. Management may be required to dedicate significant time and effort to the integration process, which could divert its attention from other business opportunities and concerns. The challenges involved in the integration process may include retaining key employees and maintaining employee morale, addressing differences in business cultures, processes and systems and developing internal expertise regarding acquired properties.

Our operations are subject to a series of risks arising out of the threat of climate change that could result in increased operating costs, limit the areas in which we may conduct oil, natural gas and NGL exploration and production activities, and reduce demand for the oil, natural gas and NGL we produce.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the Clean Air Act, the EPA has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, impose new standards reducing methane emissions from oil and gas operations through limitations on venting and flaring and the implementation of enhanced emission leak detection and repair requirements, and together with the United States Department of Transportation, implement GHG emissions limits on vehicles manufactured for operation in the United States. The federal regulation of methane emissions from oil and natural gas facilities has been subject to considerable attention in recent years. In December 2023, the EPA finalized new and updated rules for both new and existing sources. The final rules make existing regulations more stringent, expand the scope of source types covered by the rules and require states to develop plans to reduce methane and volatile organic compound emissions from existing sources. These new rules will likely be subject to legal challenges. As a result, we cannot predict the scope of any final methane regulatory requirements or the cost to comply with such requirements. However, given the long-term trend toward increasing regulation, future federal GHG regulations of the oil and natural gas industry remain a significant possibility.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates elected to public office. President Biden has issued several executive orders focused on addressing climate change, including items that may impact costs to produce, or demand for, oil and gas. There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies may elect in the future to shift some or all of their investments into other sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. For example, at COP26, the Glasgow Financial Alliance for Net Zero ("GFANZ") announced that over 450 firms in the financial sector across 45 countries committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be pressured or required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. President Biden signed an executive order calling for the development of a "climate finance plan" and, separately, the Federal Reserve has joined the Network for Greening the Financial System ("NGFS"), a consortium of financial regulators focused on addressing climate-related risks in the financial sector. In November 2021, the Federal Reserve issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities.

Additionally, in March 2024, the SEC issued a final rule that requires a public company to disclose, among other things, material climate-related risks, activities to mitigate or adapt to such risks, information about the company's board of directors' oversight of climate-related risks and management's role in managing material climate-related risks, and information on any climate-related targets or goals that are material to the company's business, results of operations, or financial condition. The final rule also requires, on a phased-in basis, disclosure of Scope 1 and/or Scope 2 GHG emissions by certain larger public companies, which currently would not apply to Empire given its size, when those emissions are material and the filing of an attestation report covering the required disclosure of such company's Scope 1 and/or Scope 2 emissions. The new rule is already subject to legal challenges. Although the ultimate impact of the new rule on our business is uncertain given such legal challenges, compliance with the new rule, if upheld, may result in additional legal, accounting and financial compliance costs.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas. Additionally, political, litigation and financial risks may result in us restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

As a final note, climate change could have an effect on the severity of weather (including hurricanes, droughts and floods), sea levels, water availability and quality, and meteorological patterns. If such effects were to occur, our development and production operations have the potential to be adversely affected.

Potential adverse effects could include damages to our facilities from powerful winds, extreme temperatures, or rising waters in low-lying areas, disruption of our production activities either because of climate related damages to our facilities or in our costs of operation potentially arising from such climatic effects, less efficient or non- routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. Additionally, changing meteorological conditions, particularly temperature, may result in changes to the amount, timing, or location of demand for energy or the products we produce. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change. At this time, we have not developed a comprehensive plan to address the legal, economic, social or physical impacts of climate change on our operations.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not own or control. If these facilities or systems are unavailable, our oil and natural gas production can be interrupted and our revenues reduced.

The marketability of our oil and natural gas production is dependent upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation and processing facilities owned by third parties. In general, we will not control these facilities, and our access to them may be limited or denied due to circumstances beyond our control. A significant disruption in the availability of these facilities could adversely impact our ability to deliver to market the hydrocarbons we produce and thereby cause a significant interruption in our operations. In some cases, our ability to deliver to market our hydrocarbons is dependent upon coordination among third parties that own transportation and processing facilities we use, and any inability or unwillingness of those parties to coordinate efficiently could also interrupt our operations. The lack of availability or the lack of capacity on these systems and facilities could result in the curtailment of production or the delay or discontinuance of drilling plans. These are risks for which we generally will not maintain insurance.

We operate or participate in oil and natural gas leases with third parties who may not be able to fulfill their commitments to our projects.

In some cases, we operate but own less than 100% of the working interest in the oil and natural gas leases on which we conduct operations, and other parties own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. We could be held liable for joint activity obligations of other working interest owners, such as nonpayment of costs and liabilities arising from the actions of other working interest owners. In addition, declines in oil, natural gas and NGL prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. A partner may be unable or unwilling to pay its share of project costs, and, in some cases, a partner may declare bankruptcy. In the event any of our project partners do not pay their share of such costs, we would likely have to pay those costs, and we may be unsuccessful in any efforts to recover these costs from our partners, which could materially adversely affect our financial position.

Because we cannot control activities on properties we do not operate, we cannot directly control the timing of exploitation. If we are unable to fund required capital expenditures with respect to non-operated properties, our interests in those properties may be reduced or forfeited.

Our ability to exercise influence over operations and costs for the properties we do not operate is limited. Our dependence on the operators and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to acquisition, exploration and development activities. The success and timing of development, exploitation and exploration activities on properties operated by others depend upon a number of factors that may be outside our control, including but not limited to the timing and amount of capital expenditures; the operator's expertise and financial resources; the approval of other participants in drilling wells; and the selection of technology.

Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing or able to fund required capital expenditures relating to a project when required by the majority owner(s) or operator, our interests in the project may be reduced or forfeited. Also, we could be responsible for plugging and abandonment costs, as well as other liabilities in excess of our proportionate interest in the property.

We could be adversely affected by increased costs of service providers utilized by us.

In accordance with customary industry practice, we have relied and will rely on independent third-party service providers to provide most of the services necessary to operate. The industry has experienced significant price fluctuations for these services during the last year and this trend is expected to continue into the future. These cost uncertainties could, in the future, significantly increase our production costs.

Our ability to use our existing net operating loss carryforwards or other tax attributes could be further limited.

In the event that an entity has an "ownership change" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code")), an entity's federal net operating loss carryforwards ("NOLs") generated prior to an ownership change would be subject to annual limitations, which could defer or eliminate our ability to utilize these tax losses against future taxable income. Generally, an "ownership change" occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's stock, increase their aggregate percentage ownership by more than 50% over the lowest percentage of stock owned by those stockholders at any time during the preceding three-year period. A full Section 382 analysis was prepared in 2023 and it was determined that our NOLs were subject to limitations under Section 382.

At December 31, 2023, we had approximately $24.3 million of federal NOLs generated in prior years that could offset against future taxable income, however, $4.7 million of the NOLs were limited as of December 31, 2023 due to ownership changes. NOLs created prior to 2018 have a 20-year expiration period and NOLs arising after 2017 have an indefinite life. Additionally, utilization of any NOL depends on many factors, including our ability to generate future taxable income, which cannot be assured. At December 31, 2023, we had a tax valuation allowance recorded on the NOLs.

In the event that we were to undergo any further "ownership change", our NOLs generated prior to an ownership change would be subject to further annual limitations, which could defer or eliminate our ability to utilize these tax losses against future taxable income. Depending on participation in our Rights Offering announced in March 2024, it is likely that an ownership change will occur which could further limit the utilization of the NOLs.

Legislation

Climate change legislation, regulations restricting emissions of "greenhouse gases" (GHG's) or legal or other action taken by public or private entities related to climate change could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

The threat of climate change continues to attract considerable attention in the United States and around the world. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG disclosure obligations and regulations that directly limit GHG emissions from certain sources. Moreover, President Biden highlighted addressing climate change as a priority of his administration, issued several executive orders related to climate change and recommitted the United States to long-term international goals to reduce emissions, and continues to require the incorporation of climate change considerations into executive agency decision-making. In recent years, Congress has considered legislation to reduce emissions of GHGs, including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. For example, the Inflation Reduction Act of 2022, which appropriates significant federal funding for renewable energy initiatives and, for the first time, imposes a fee on GHG emissions from certain facilities, was signed into law in August 2022. The emissions fee and funding provisions of the law could increase operating costs within the oil and natural gas industry and accelerate the transition away from fossil fuels, which could in turn adversely affect our business and results of operations.

At the international level, the United Nations ("UN") -sponsored "Paris Agreement" requires member states to submit non-binding, individually-determined reduction goals known as Nationally Determined Contributions every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States' emissions by 50 to 52% below 2005 levels by 2030. Various U.S. states and local governments have also publicly committed to furthering the goals of the Paris Agreement. Additionally, at the UN Climate Change Conference of Parties ("COP26"), held in November 2021, the United States and the European Union jointly announced the launch of a Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including "all feasible reductions" in the energy sector. COP26 concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature and emphasized reductions in GHG emissions. These goals were reaffirmed at the November 2022 Conference of Parties ("COP27"). At COP27, the United States also announced, in conjunction with the European Union and other partner countries, that it would develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Moreover, various state and local governments have also publicly committed to furthering the goals of the Paris Agreement. In December 2023, the 28th session of Conference Parties was held where parties signed on to an agreement to transition away from fossil fuels and increase renewable energy capacity so as to achieve net zero by 2050, although no timeline for doing so is set. The full impact of these actions, and any legislation or regulation promulgated to fulfill the United States' commitments thereunder, is uncertain at this time, and it is unclear what additional initiatives may be adopted or implemented that may have adverse effects upon our operations.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations. Reduced demand for the oil and natural gas that we produce could also have the effect of lowering the value of our reserves. It should also be noted that some scientists have concluded that increasing concentrations of GHGs in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations. In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Finally, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits or investigations brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to the causation of or contribution to the asserted damage, or to other mitigating factors. The ultimate impact of GHG emissions-related agreements, legislation and measures on our company's financial performance is highly uncertain because we are unable to predict with certainty, for a multitude of individual jurisdictions, the outcome of political decision-making processes and the variables and tradeoffs that inevitably occur in connection with such processes.

Any change to government regulation or administrative practices may have a negative impact on our ability to operate and our profitability.

Oil and natural gas operations are subject to substantial regulation under federal, state and local laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of, oil and natural gas and related products and other associated matters. Amendments to current laws and regulations governing operations and activities of oil and natural gas exploration and development operations could have a material adverse impact on our business. In addition, there can be no assurance that income tax laws, royalty regulations and government programs related to our oil and natural gas properties and the oil and natural gas industry generally will not be changed in a manner which may adversely affect our progress or cause delays.

Permits, leases, licenses, and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiration. There is no assurance that such permits, leases, licenses, and approvals will not contain terms and provisions which may adversely affect our exploration and development activities.

Other

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain exploration, development and production activities. We are dependent on digital technologies including information systems and related infrastructure, to process and record financial and operating data, communicate with our employees, business partners, and stockholders, analyze 3-D seismic and drilling information, estimate quantities of oil and natural gas reserves as well as other activities related to our business.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. A cyber-attack could include gaining unauthorized access to digital systems for the purposes of misappropriating assets or sensitive information, corrupting data, causing operational disruption, or result in denial-of-service on websites.

Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period of time. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information, data, facilities and infrastructure may result in increased capital and operating costs. Costs for insurance may also increase as a result of security threats, and some insurance coverage may become more difficult to obtain, if available at all. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations.

The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We have had material weaknesses in our internal control over financial reporting in prior fiscal years. Failure to maintain effective internal control over financial reporting could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.

As disclosed in our prior annual reports on Form 10-K, we identified a material weakness in internal controls over financial reporting as of December 31, 2022 and 2021. We believe that this material weakness has been successfully remediated.

Our failure to maintain effective internal control over financial reporting could adversely affect our ability to report our financial results on a timely and accurate basis, which could result in a loss of investor confidence in our financial reports or have a material adverse effect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls and fraud, even effective internal controls may not prevent or detect all misstatements.

We do not expect to declare or pay any dividends in the foreseeable future.

We have not declared or paid any dividends on our common stock. We currently intend to retain future earnings to fund the development and growth of our business, to repay indebtedness and for general corporate purposes, and therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

Our common stock trades on the NYSE American. The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. Adverse events including changes in production volumes, worldwide demand and prices for crude oil and natural gas, regulatory developments, and changes in any securities analysts' estimates of our financial performance could negatively impact the market price of our common stock. General market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could also have a similar negative impact. The stock markets regularly experience price and volume volatility that affects many companies' stock prices without regard to the operating performance of those companies. Volatility of this type may affect the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition of us or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which provides certain restrictions on business combinations involving interested parties. These provisions could discourage an acquisition of us or other change in control transactions and thereby negatively affect the price that investors might be willing to pay in the future for our common stock.

Holders of our outstanding Series A Voting Preferred Stock have effective control of our board of directors.

We have six shares of Series A Voting Preferred Stock currently issued and outstanding. The Series A Voting Preferred Stock was issued in connection with the strategic investment in us by Energy Evolution Master Fund, Ltd. For so long as the Series A Voting Preferred Stock is outstanding, our board of directors will consist of six directors. Three of the directors are designated as the Series A Directors and the three other directors (each, a "common director") are elected by the holders of common stock and/or any preferred stock (other than the Series A Voting Preferred Stock) granted the right to vote on the common directors. Any Series A Director may be removed with or without cause but only by the affirmative vote of the holders of a majority of the Series A Voting Preferred Stock voting separately and as a single class. The holders of the Series A Voting Preferred Stock have the exclusive right, voting separately and as a single class, to vote on the election, removal and/or replacement of the Series A Directors. Holders of common stock or other preferred stock have no right to vote on the Series A Directors. In addition, in the case of any tie vote or deadlock of the board of directors, our current Chairman of the Board, a Series A Director, has the deciding, tiebreaking vote. Accordingly, the holder(s) of our Series A Voting Preferred Stock have effective control of our board of directors for so long as the voting rights of the Series A Voting Preferred Stock remain in effect.

Our bylaws provide that the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for certain legal actions between us and our stockholders. These provisions could increase costs to bring a claim, discourage claims or limit the ability of our stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the court having personal jurisdiction over the defendants. This exclusive forum provision is intended to apply to claims arising under Delaware state law and is not intended to apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The choice of forum provisions may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us or our directors, officers and employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

The Company, with the assistance of a third party, has policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats. We engage third party personnel resources to implement and maintain security measures to meet regulatory requirements, and we intend to add internal personnel and further investments to maintain the security of our data and cybersecurity infrastructure. There can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. Our risk factors, which can found be found in Item 1A. "Risk Factors," include further detail about the material cybersecurity risks we face. There can be no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Risk Management and Strategy Overview

Currently, we rely on our third party for much of our cybersecurity efforts. Internally, we are working towards formally employing and documenting a risk-based approach to cybersecurity which aligns with corporate strategy, risk management and governance, and adaptable information technology ("IT") infrastructure. Our cybersecurity program will consist of policies, procedures, systems, controls and technology designed to help prevent, identify, detect and mitigate cybersecurity risk and will be based on a cybersecurity framework, such as the National Institute of Standards and Technology ("NIST") Cybersecurity framework.

To protect our IT systems and information from cybersecurity risks, we, through our third-party provider, use various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified cybersecurity vulnerabilities and incidents in a timely manner. These include the utilization of a third-party security operations center connected to a network operation center to identify, investigate, and resolve any cybersecurity threats and incidents.

We assess, at least annually, the technological risks to our key IT systems and information. We have implemented controls to identify and manage cybersecurity risks associated with all third-party service providers. These include, but are not limited to, an understanding of access controls, a records and information management policy, change control procedures, risk and control registry, attestation report reviews, and configuration standards.

Employee awareness of cybersecurity risks and threats is also an important part of an effective control environment. We periodically communicate to employees about this cybersecurity awareness. In 2024, we plan to require each of our employees to complete annual information security training, in addition to other training requirements. This should lead to an educated, informed, and prepared workforce, with an awareness of potential cybersecurity threats, how they may occur, and how to report and escalate such matters.

Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks to our IT systems and information. As a part of this process, we have engaged an independent third-party specialist to review our cybersecurity environment, including formal reviews and assessments, and we have requested specific, actionable recommendations for improvement and implementation.

While we have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity incident that has materially impacted our business or operations, there can be no guarantee that we will not experience such a threat or incident in the future. A material cybersecurity threat or incident could adversely impact our operations, our sales or financial and administrative functions, or result in the compromise of personal or other confidential information of our employees, customers, or suppliers. For this reason, we maintain cybersecurity liability insurance to provide additional support, expertise, and resources to help ensure the integrity of our cybersecurity processes and to provide a level of financial protection in the event of cybersecurity incident related costs and losses.

Governance

Our Audit Committee has oversight of our cybersecurity risk processes, as part of its overall oversight of our risk management program. Our CFO is informed about and facilitates prevention, detection, mitigation, and remediation efforts through regular communication and reporting from the third party provider. In addition, we have an escalation process in place to inform our Chief Executive Officer and other members of our senior management and, if necessary, the Audit Committee and Board of Directors, of important issues or events.

ITEM 2. PROPERTIES.

Information regarding our properties is included in Item 1 above and in our consolidated financial statements, which is incorporated herein by reference.

ITEM 3. LEGAL PROCEEDINGS.

In the ordinary course of business, we may be involved in litigation and claims arising from operations. As of December 31, 2023, and through the filing date of this Annual Report on Form 10-K, management does not believe the ultimate resolution of any such actions or potential actions of which management is currently aware will have a material effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the NYSE American under the symbol "EP".

Stockholders

At March 28, 2024, there were approximately 1,250 stockholders of record of our common stock.

Dividends

We have never paid cash dividends on our common stock. We intend to retain future earnings for use in our business and, therefore, do not anticipate paying cash dividends on our common stock in the foreseeable future. Future payment of dividends will depend upon, but not be limited to, our financial condition, funds available for operations, the amount of anticipated capital and other expenditures, future business prospects and any restrictions imposed by present or future financing arrangements.

Issuer Repurchase of Equity Securities

No private or open market repurchases of common stock were made by us during the fourth quarter of 2023.

Unregistered Sales of Equity Securities

No such sales that have not been previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read together with the consolidated financial statements and notes to consolidated financial statements, which are included in this Annual Report on Form 10-K in Item 8, Financial Statements and Supplementary Data, and the information set forth in Part I, Item 1A – Risk Factors.

Overview

Our primary business is the optimization and development of oil and gas interests. In 2022 we had net income from operations but have incurred losses from operations in 2023 and in years prior to 2022. There is no assurance that we will be profitable or obtain funds necessary to finance our future operations.

We seek to increase shareholder value by growing reserves, production, revenues, and cash flow from operating activities by executing our mission to use highly-skilled personnel to thoughtfully and expertly spend capital to realize reserves on producing properties as well as further develop fields.

Management places emphasis on operating cash flow in managing our business, as operating cash flow considers the cash expenses incurred during the period and excludes non-cash expenditures not related directly to our operations.

Production and Operating Data

The following table sets forth a summary of our production and operating data for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Production and operating data:				
Net sales volumes:				
Oil (Bbl)		487,869		482,818
Natural gas (Mcf)		854,274		875,647
Natural gas liquids (Bbl)		136,013		160,809
Total (Boe)		766,261		789,568
Average price per unit:				
Oil (a)	$	75.19	$	93.16
Natural gas	$	2.02	$	5.18
Natural gas liquids	$	12.21	$	22.76
Total (Boe)	$	52.29	$	67.34
Operating costs and expenses per Boe:				
Lease operating expense (excluding workovers)	$	21.70	$	19.92
Workovers	$	15.66	$	9.95
Total Lease operating expense	$	37.36	$	29.87
Production and ad valorem taxes	$	3.97	$	4.99
Depreciation, depletion, amortization and accretion	$	6.33	$	4.19
General & administrative (excluding stock-based compensation)	$	15.71	$	12.18
Stock-based compensation	$	4.10	$	3.44

(a) Excludes the effect of net cash receipts from (payments on) derivatives.

Business Strategy

Our business strategy is to obtain long-term growth in reserves and cash flow on a cost-effective basis. Management regularly evaluates potential acquisitions of properties that would enhance current core areas of operation.

Results of Operations

The following table reflects our summary operating information. Because of normal production declines, increased or decreased drilling activity and the effects of acquisitions, the historical information presented below should not be interpreted as indicative of future results.

| | Years Ended December 31, | | | |
	2023	2022	$ Variance	Variance %
Oil revenues	$ 36,684,494	$ 44,978,554	(8,294,060)	-18%
Natural gas revenues	1,726,754	4,534,370	(2,807,616)	-62%
NGL revenues	1,660,256	3,659,451	(1,999,195)	-55%
Total product revenues	40,071,504	53,172,375		
Lease operating expense	28,625,481	23,584,039	5,041,442	21%
Production and ad valorem taxes	3,044,411	3,943,466	(899,055)	-23%
Depreciation, depletion, amortization and accretion	4,852,555	3,307,097	1,545,458	47%
Impairment	-	936,620	(936,620)	-100%
General and administrative expense (excluding stock-based compensation)	12,034,184	9,614,948	2,419,236	25%
Stock-based compensation	3,144,751	2,716,541	428,210	16%
Cash-based interest expense	650,637	473,205	177,432	37%
Non-cash interest expense	349,790	36,335	313,455	NM
Operating Income (Loss)	(11,625,091)	8,784,163	(20,409,254)	NM
Net Income (Loss)	(12,469,605)	7,084,130	(19,553,735)	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator or a percentage change greater than 200.

Revenues

Revenues for 2023 decreased compared to the prior year primarily due to lower realized oil, natural gas and NGL prices and lower NGL volumes, partially offset by higher oil volumes in North Dakota.

Realized oil prices for 2023, were approximately $75.19 per barrel, while realized prices for the prior year were approximately $93.16 per barrel, a decrease in price of approximately 19%. Oil volumes were higher by approximately 5,000 barrels primarily due to increased production in North Dakota partially offset by lower production in New Mexico.

Realized natural gas prices for 2023, were approximately $2.02 per Mcf, while realized prices for the prior year were approximately $5.18 per Mcf, a decrease in price of approximately 61%.

Realized NGL prices for 2023, were approximately $12.21 per barrel, while realized prices for the prior year were approximately $22.76 per barrel, a decrease in price of approximately 46%. NGL sales volumes were lower in 2023 compared to 2022 primarily due to lower volumes in New Mexico.

Lease Operating Expense and Production Taxes

Lease operating expense was higher in 2023 primarily due to higher workover activities. Lease operating expense includes approximately $12.0 million of workover expense for 2023 as compared to approximately $7.9 million for 2022. Workover expense in New Mexico increased due in part to a higher level of compliance-related activities. In addition, workover expense in North Dakota was higher for 2023 as the Company continued to work over wells in the state to enhance production alongside capital recompletions and sidetrack drilling started in 2022.

Production taxes were lower for 2023 compared to 2022 as a result of the lower product revenues discussed above.

Depreciation, Depletion, Amortization and Accretion and Impairment

The higher DD&A in 2023 as compared to 2022 primarily related to a higher depletable basis from capital expenditures in 2023. Accretion expense was higher in 2023 as the overall obligation increases over time.

We assess our oil and gas properties for impairment when circumstances indicate the carrying value may be greater than its estimated future net cash flows. In 2022, estimated future cash flows from our properties in Louisiana were less than the net book value. As a result, we recorded a $936,000 impairment expense.

General and Administrative Expense (excluding stock-based compensation)

General and Administrative Expense (excluding stock-based compensation) increased primarily due to higher employee expenses related to increased headcount in 2023 compared to 2022 and $505,000 related to severance expense for two executives in 2023 (See Note 14 of Notes to Consolidated Financial Statements). Board compensation expense, exclusive of stock-based compensation, was approximately $588,000 in 2023 as compared to $388,000 in 2022. In addition, 2023 expenses were higher due to legal costs related to potential financing transactions and compliance work related to our New Mexico operations. In 2022, we recognized expenses totaling approximately $1,269,000 in conjunction with resolution of a Texas sales tax audit for prior periods for which the initial assessment was received in April 2022. This total includes consulting fees and an accrual for $528,000 for the final settlement which was paid in 2023.

Stock-based Compensation

We utilize stock-based compensation to compensate members of management and retain talented personnel. Our stock-based compensation increased in 2023 due to a higher number of awards in 2023. We anticipate stock-based compensation to continue to be utilized in 2024 and beyond to attract and retain talented personnel and compensate our board members and consultants.

Interest Expense

Cash-based interest expense increased as higher interest rates were partially offset by a lower outstanding balance under our Credit Facility. We have minimal interest-bearing vehicle and equipment notes payable.

Non-cash interest expense is primarily attributable to the related party note payable as described in Note 7 of Notes to Consolidated Financial Statements. In addition, 2023 includes interest from $10,000,000 of bridge loans from related parties that were subsequently converted to equity (See Note 15 of Notes to Consolidated Financial Statements).

Income taxes

We have generated net operating losses since inception, which would normally reflect a tax benefit in the consolidated statement of operations and a deferred asset on the consolidated balance sheet. However, because of the current uncertainty as to our ability to achieve sustained profitability and the potential limitation of NOL carryforwards, a valuation reserve has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statements of operations.

For 2023, we had a loss before income taxes for which the tax benefit was offset by a change in valuation allowance. For 2022, we had income before income taxes which resulted in a tax provision that was offset by a change in the valuation allowance due to the anticipated use of the NOL carryforward and intangible drilling costs. For 2023 and 2022, our effective tax rates were 1% and 3%, respectively.

Liquidity

As noted below, our working capital is negative as of December 31, 2023 and is primarily a result of a higher level of payables related to capital spending in North Dakota. In addition, the Company was not in compliance with the current ratio covenant under its Credit Facility as of December 31, 2023; however, the Company obtained a compliance waiver from the lender for December 31, 2023. As of December 31, 2023, we had approximately $8 million in cash on hand and approximately $5.5 million available on the Credit Facility. For additional information regarding the Credit Facility, see Note 7 of Notes to Consolidated Financial Statements. The Company will require additional funds to satisfy these payables related to the capital spending program which are greater than estimated cash flows from operations over the next 12 months. Management has initiated plans to raise the necessary funds including the commencement of a rights offering expected to raise up to approximately $20.66 million (see Note 18 of Notes to Consolidated Financial Statements). Phil Mulacek and Energy Evolution Master Funds, Ltd, both related parties of the Company and largest shareholders collectively owning 46% of the common shares outstanding, have indicated that they intend to participate in the rights offering and fully subscribe to the shares of Common Stock corresponding to their subscription rights and intend to exercise their over-subscription rights. See Note 1 - Liquidity and Going Concern of Notes to Consolidated Financial Statements for further discussion of management's plans.

We expect to incur costs related to drilling activities in core areas. It is expected that management will use a combination of cash on hand and cash flows from operations as well as seeking additional debt or equity funding to fund these ongoing activities.

Working Capital

Working capital (presented below) was $(6.3) million as of December 31, 2023 compared to $5.1 million as of December 31, 2022, representing a change of approximately $(11.4) million. This change was primarily driven by payables related to the Starbuck Drilling Program.

	As of December 31,	
	2023	**2022**
Current Assets	$ 18,744,904	$ 22,734,973
Current Liabilities	$ 25,049,572	$ 17,620,660
Working Capital	$ (6,304,668)	$ 5,114,313

Cash Flows

Cash flows provided by (used in):	Year Ended December 31,		
	2023	**2022**	**Variance**
Operating activities	$ (9,887,500)	$ 18,055,783	$ (27,943,283)
Investing activities	(14,767,339)	(11,413,487)	(3,353,852)
Financing activities	20,502,905	1,690,275	18,812,630

Cash Flows from Operating Activities

Cash flows from operating activities in 2023 was impacted by lower commodity prices and higher operating expenses compared to 2022, partially offset by higher oil volumes. Cash flow from operating activities in 2022 benefited from higher commodity prices and higher natural gas and NGL volumes.

Cash Flows from Investing Activities

Cash flows from investing activities in 2023 includes approximately $25 million of additions to oil and gas properties primarily due to the development of our operations in North Dakota, partially offset by approximately $9.9 million for a change in accounts payable related to capital expenditures. In 2022, we had approximately $11.4 million of additions to oil and gas properties primarily, partially offset by approximately $1.2 million for a change in accounts payable related to capital expenditures. In 2022, we began recompletions and other capitalizable efforts in multiple states as we sought to bring production online from existing wells and bring on new production from sidetrack drilling in North Dakota which led to an increase in additions to oil and natural gas properties in 2022. We also participated in the drilling of four non-operated wells through Empire Rockies Region in 2022 spending approximately $600,000.

In 2022, we were able to negotiate for the release of the sinking fund requirement. Approximately $2.8 million and $2 million of the sinking fund balance was returned to us in 2023 and 2022, respectively.

In addition, 2023 includes $2 million related to the acquisition of additional interest in our New Mexico oil and gas properties compared to $2.7 million of acquisitions in 2022.

Cash Flows from Financing Activities

In 2023, we received $10 million from related parties in the form of bridge loans which were subsequently converted to our common shares (See Note 15 of Notes to Consolidated Financial Statements).

In 2023, we entered into a new revolving line of credit with Equity Bank (See Note 7 of Notes to Consolidated Financial Statements) and used approximately $4.5 million to retire the outstanding balance of our previous revolving line of credit with CrossFirst Bank. Principal payments made on our revolving line of credit with CrossFirst Bank were approximately $1.5 million and $1.2 million in 2023 and 2022, respectively.

In 2023, we received approximately $12.5 million from stock issuances and warrant exercises. In 2022, we received approximately $3.4 million in cash from warrant exercises.

Capital Resources

Capital Expenditures

For 2023, additions to oil and natural gas properties totaled $27 million including $2.1 million related to acquisitions. The $25 million not related to acquisitions primarily reflects development of our North Dakota operations. We anticipate capital expenditures in 2024 that will be funded with cash on hand, cash flows from operations, debt, and/or equity issuances.

Related Party Transactions

In 2023, we received $10 million in bridge loan funds from Phil Mulacek and Energy Evolution Master Fund, Ltd., related parties, which were subsequently converted to our common shares. In addition, we sold shares to both parties and received $5 million in proceeds from each party. Both transactions are described further in Note 15 of Notes to Consolidated Financial Statements. These transactions were related party transactions for accounting purposes.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Because estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We re-evaluate our estimates and assumptions at least on a quarterly basis. In our management's opinion, the more significant reporting areas impacted by management's judgments and estimates are as follows:

Successful Efforts Method of Accounting for Oil and Natural Gas Activities

We use the successful efforts method of accounting for oil and natural gas operations. Under this method, costs to acquire oil and natural gas properties, drill successful exploratory wells, drill and equip development wells, and install production facilities are capitalized. Estimated proved oil and natural gas reserves, management's outlook on commodity prices and projected future cash flows of oil and natural gas reserves are a significant part of our financial calculations. Following are examples of how these estimates affect financial results:

- an increase (decrease) in estimated proved oil, natural gas and NGL reserves can reduce (increase) our unit-of-production depletion and amortization rates; and
- changes in the oil, natural gas and NGL reserves and the projected future cash flows from our properties can impact our periodic impairment analyses.

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. Reserve quantities and future cash flows included in this report are prepared in accordance with guidelines established by the SEC and the Financial Accounting Standards Board ("FASB"). The accuracy of reserve estimates is a function of:

- The quality and quantity of available data;
- The interpretation of that data;
- The accuracy of various mandated economic assumptions; and
- The judgments of the persons preparing the estimates.

Proved reserves information included in this report is based on estimates prepared by independent petroleum engineers, Cawley Gillespie &Associates. The independent petroleum engineers evaluated 100% of our estimated proved producing reserve quantities and their related future net cash flows as of December 31, 2023. Estimates prepared by others may be higher or lower than these estimates. Because these estimates depend on many assumptions, all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. Management may make revisions to reserve estimates throughout the year as additional information becomes available. Such changes could trigger an impairment of our oil and natural gas properties and have an impact on our depletion expense prospectively. For example, a change of 10 percent in our total proved reserves could change our annual depletion and amortization expense by $350,000. The actual impact would depend on the specific areas impacted.

Impairment of Oil and Gas Properties

We assess our proved properties for impairment using estimates of future undiscounted cash flows. This assessment requires significant judgment and assumptions including commodity price outlooks, estimates of reserve quantities, expected lease operating costs and capital costs. An impairment expense could result if oil and gas prices decline in the future as it may not be economic to develop some of these unproved properties. We performed an assessment as of December 31, 2023 and did not identify any impairments.

Asset Retirement Obligation

Asset retirement obligations ("AROs") consist primarily of estimated future costs associated with the plugging and abandonment of oil and natural gas wells, removal of equipment and facilities from leased acreage, and land restoration in accordance with applicable local, state and federal laws. The discounted fair value of an ARO liability is required to be recognized in the period in which it is incurred, with the associated asset retirement cost capitalized as part of the carrying cost of the oil and natural gas asset. The recognition of an ARO requires that management make numerous assumptions regarding such factors as the estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; inflation rates; and future advances in technology. In periods subsequent to the initial measurement of the ARO, we must recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Stock-Based Compensation

We recognize stock-based compensation expense associated with restricted stock units and options. We account for forfeitures of equity-based incentive awards as they occur. Stock-based compensation expense related to time-based restricted stock units is based on the price of our common stock on the grant date. Stock-based compensation related to options is the fair value of the option recognized over the vesting period. The fair value of an option is determined using the Black-Scholes option valuation with the following assumption inputs: dividend yield, expected annual volatility, risk free interest rate and an expected life.

Income Taxes and Uncertain Tax Positions

Our tax provision is based upon the tax laws and rates in effect in the applicable jurisdiction in which operations are conducted and income is earned. As part of the process of preparing the consolidated financial statements, management is required to estimate the income tax provision. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, amortization and certain accrued liabilities for tax and accounting purposes.

Deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2023 and 2022, a valuation allowance for deferred tax assets was recorded.

Management applies the accounting standards related to uncertainty in income taxes. This accounting guidance clarifies the accounting for uncertainties in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. It requires that we recognize in the consolidated financial statements the financial effects of a tax position, if that position is more likely than not of being sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. It also provides guidance on measurement, classification, interest, penalties and disclosure. We have no uncertain tax positions at either December 31, 2023 or December 31, 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide this information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company are set forth at the end of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and participation of the Company's Principal Executive Officer and Principal Financial Officer, along with our management, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on this evaluation, the Company's Principal Executive Officer and Principal Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the period covered by this report, in ensuring the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

Remediation of Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. In 2021, a material weakness in internal control application was discovered related to the internal controls over financial reporting, including disclosures around complex and non-routine transactions. At December 31, 2022 and 2021, management believed the Company's lack of sufficient accounting personnel with appropriate accounting expertise to appropriately apply GAAP for complex and non-routine transactions and prepare associated financial statement disclosures amounted to a material weakness in its internal control over financial reporting.

As of December 31, 2023, management has evaluated the material weakness described above and believes that its design and implementation of internal control over financial reporting to remediate the aforementioned material weakness and enhance the Company's internal control environment has been achieved through the strengthening of its accounting resources which to date has included the hiring of a Chief Accounting Officer in October 2021. In the first quarter of 2022, the Chief Accounting Officer engaged an outside company to undertake an internal controls review. This review concluded in the third quarter of 2022. Controls that would strengthen the Company's internal control structure that were identified during the course of the review were implemented in 2023. The Company has continued to use the services of the outside company to assist in its assessment of internal controls. Additionally, in December 2022, we had a change in the Chief Accounting Officer although the former Chief Accounting Officer continued to assist the Company on a part-time basis in the first half of 2023. In addition to continuing to enhance and refine control design, management added additional resources and focused efforts during 2023 to test the operational effectiveness of the controls that were established. In May 2023, we hired an additional accounting resource who serves as Controller.

Based on the foregoing remediation activities and testing of controls, management concluded that the material weakness has been fully remediated.

Inherent Limitations on Effectiveness of Controls

The Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their desired objectives. Management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of the Company's management, including its Principal Executive Officer and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control - Integrated Framework. Based on our evaluation under that framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

While we continue to implement design enhancements to our internal control procedures, we believe that, other than the changes described above regarding the ongoing remediation efforts, there were no changes to our internal control over financial reporting which were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

This report does not contain an attestation report of our independent registered public accounting firm related to internal control over financial reporting because the rules for smaller reporting companies provide an exemption from the attestation requirement.

ITEM 9B.   OTHER INFORMATION.

The Company was not informed by any of its directors or Section 16 officers of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K, during the fourth quarter of 2023.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information called for by this Item 10 is incorporated herein by reference to our definitive Proxy Statement for 2024 annual meeting of stockholders ("2024 Proxy Statement") to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2023.

ITEM 11.   EXECUTIVE COMPENSATION.

The information called for by this Item 11 is incorporated herein by reference to our 2024 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2023.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item 12 is incorporated herein by reference to our 2024 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2023.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information called for by this Item 13 is incorporated herein by reference to our 2024 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2023.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this Item 14 is incorporated herein by reference to our 2024 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2023.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   (1)   Financial Statements

The financial statements under this item are included in Item 8 of Part II of this Annual Report on Form 10-K.

(2)   Schedules

NONE

(3)   Exhibits

Exhibit No.	Description
2.1	Purchase and Sale Agreement dated as of March 12, 2021, by and between Empire New Mexico LLC and XTO Holdings, LLC (incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K dated May 14, 2021, which was filed on May 17, 2021).
3.1	Amended and Restated Certificate of Incorporation of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
3.2	Certificate of Designation of Series A Voting Preferred Stock of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
3.3	Amended and Restated Bylaws of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.3 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
4.1	Description of the Common Stock of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
4.2	Senior Secured Convertible Note due December 31, 2021 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K dated May 14, 2021, which was filed on May 20, 2021).
4.3	Common Share Warrant Certificate No. Energy Evolution-1 dated May 14, 2021 (incorporated herein by reference to Exhibit 4.2 to the Company's Form 8-K dated May 14, 2021, which was filed on May 20, 2021).
10.1*	Empire Petroleum Corporation 2019 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated April 3, 2019, which was filed on April 9, 2019).
10.2*	Form of Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated April 3, 2019, which was filed on April 9, 2019).
10.3	Senior Revolver Loan Agreement dated as of September 20, 2018 by and between Empire Louisiana, LLC and CrossFirst Bank (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K dated September 20, 2018 filed on September 25, 2018).
10.4	First Amendment to Senior Revolver Loan Agreement, dated as of March 27, 2019, by and between Empire Louisiana LLC, Empire North Dakota LLC and CrossFirst Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated March 27, 2019, which was filed on April 2, 2019).
10.5	Loan Agreement dated as of August 6, 2020, by and between Empire Texas LLC and Petroleum Independent & Exploration LLC (incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K dated August 6, 2020, which was filed on August 11, 2020).
10.6	Second Amendment to Senior Revolver Loan Agreement, dated as of June 30, 2020, by and between Empire Louisiana LLC, Empire North Dakota LLC and CrossFirst Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated September 30, 2020, which was filed on October 6, 2020).

10.7	Third Amendment to Senior Revolver Loan Agreement, dated as of December 31, 2020, by and between Empire Louisiana LLC, Empire North Dakota LLC and CrossFirst Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated March 10, 2021, which was filed on March 15, 2021).
10.8	Form of Securities Purchase Agreement entered into by and between Empire Petroleum Corporation and investors (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated March 30, 2021, which was filed on April 1, 2021).
10.9	Form of Common Share Warrant Certificate issued by Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated March 30, 2021, which was filed on April 1, 2021).
10.10	Fourth Amendment to Senior Revolver Loan Agreement, dated as of July 7, 2021, by and between Empire Louisiana LLC, Empire North Dakota LLC, and CrossFirst Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated July 30, 2021, which was filed on August 4, 2021).
10.11*	Employment Agreement dated as of August 18, 2021, by and between Empire Petroleum Corporation and Thomas W. Pritchard (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated August 18, 2021, which was filed on August 24, 2021).
10.12*	Employment Agreement dated as of August 18, 2021, by and between Empire Petroleum Corporation and Michael R. Morrisett (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated August 18, 2021, which was filed on August 24, 2021).
10.13	Loan Modification Agreement dated as of September 29, 2021, by and among Empire New Mexico LLC d/b/a Green Tree New Mexico, Empire Petroleum Corporation and Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated September 29, 2021, which was filed on October 5, 2021).
10.14	Pledge and Security Agreement dated as of September 29, 2021, made by Empire Petroleum Corporation in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated September 29, 2021, which was filed on October 5, 2021).
10.15	Common Share Warrant Certificate dated as of September 30, 2021 issued by Empire Petroleum Corporation in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K dated September 29, 2021, which was filed on October 5, 2021).
10.16*	Empire Petroleum Corporation 2021 Stock and Incentive Compensation Plan (incorporated herein by reference to the Company's Information Statement on Schedule 14C filed August 31, 2021).
10.17	Conversion Notice and Note Amendment dated as December 30, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated December 30, 2021, which was filed on January 6, 2022).
10.18*	Form of Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.19*	Form of Restricted Stock Units Award Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.20*	Form of Restricted Stock Units Award Agreement (Executive Officers) (incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.21*	Empire Petroleum Corporation 2022 Stock and Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed on July 27, 2022).
10.22*	Employment Agreement dated as of September 13, 2022, by and between Empire Petroleum Corporation and Eugene J. Sweeney (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated September 13, 2022, which was filed on September 19, 2022).
10.23*	Empire Petroleum Corporation 2023 Stock and Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed on May 1, 2023).
10.24	Shared Services Agreement, dated as of August 1, 2023, by and between PIE Operating, LLC and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended September 30, 2023, which was filed on November 13, 2023).

10.25	Empire North Dakota LLC Promissory Note Due October 31, 2023 in the original aggregate principal amount of $5.0 million in favor of Phil Mulacek (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.26	Empire North Dakota LLC Promissory Note Due October 31, 2023 in the original aggregate principal amount of $5.0 million in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.27	Commercial Guaranty Agreement, dated as of September 19, 2023, issued by Empire Petroleum Corporation in favor of Phil Mulacek (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.28	Commercial Guaranty Agreement, dated as of September 19, 2023, issued by Empire Petroleum Corporation in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.29	Letter Agreement amending Senior Revolver Loan Agreement, dated as of September 19, 2023, by and among Empire Louisiana LLC and Empire North Dakota LLC, as borrowers, Empire Petroleum Corporation, as guarantor, and CrossFirst Bank, as lender (incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.30	Subordination Agreement, dated as of September 19, 2023, by and among Phil Mulacek, Energy Evolution Master Fund, Ltd. and Empire North Dakota LLC in favor of CrossFirst Bank (incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K dated September 19, 2023, which was filed on September 25, 2023).
10.31	Letter Amendment amending the Empire North Dakota LLC Promissory Notes Due October 31, 2023, dated as of October 31, 2023, by and among Phil Mulacek and Energy Evolution Master Fund, Ltd., as investors, Empire North Dakota LLC, as borrower, and Empire Petroleum Corporation, as guarantor (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated October 31, 2023, which was filed on November 1, 2023).
10.32	Empire North Dakota LLC Amended and Restated Promissory Note Due December 31, 2024 in the original aggregate principal amount of $5.0 million in favor of Phil Mulacek (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated November 9, 2023, which was filed on November 13, 2023).
10.33	Empire North Dakota LLC Amended and Restated Promissory Note Due December 31, 2024 in the original aggregate principal amount of $5.0 million in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated November 9, 2023, which was filed on November 13, 2023).
10.34	Securities Purchase Agreement, dated as of November 29, 2023, by and between Phil Mulacek and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated November 29, 2023, which was filed on November 29, 2023).
10.35	Letter Amendment to Securities Purchase Agreement, dated as of December 1, 2023, by and between Phil Mulacek and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated December 1, 2023, which was filed on December 1, 2023).
10.36	Securities Purchase Agreement, dated as of November 29, 2023, by and between Energy Evolution Master Fund, Ltd. and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated November 29, 2023, which was filed on November 29, 2023).
10.37	Revolver Loan Agreement, dated as of December 29, 2023, by and between Empire North Dakota LLC and Empire ND Acquisition LLC, as borrowers, and Equity Bank, as lender (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated December 29, 2023, which was filed on January 5, 2024).
10.38	Empire Petroleum Corporation Promissory Note Due February 15, 2026 in the aggregate principal amount of $5.0 million in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated February 16, 2024, which was filed on February 21, 2024).
21	Subsidiaries of Empire Petroleum Corporation (submitted herewith).

23.1	Consent of Grant Thornton LLP (submitted herewith).
23.2	Consent of Cawley, Gillespie & Associates, Inc. (submitted herewith).
31.1	Rule 13a – 14(a)/15d – 14(a) Certification of Michael R. Morrisett, Chief Executive Officer (submitted herewith).
31.2	Rule 13a – 14(a)/15d – 14(a) Certification of Stephen L. Faulkner, Jr., Chief Financial Officer (submitted herewith).
32.1	Section 1350 Certification of Michael R. Morrisett, Chief Executive Officer (submitted herewith).
32.2	Section 1350 Certification of Stephen L. Faulkner, Jr., Chief Financial Officer (submitted herewith).
97*	Empire Petroleum Corporation Policy for the Recovery of Erroneously Awarded Compensation (submitted herewith)
99.1	Cawley, Gillespie & Associates, Inc. Summary Report (submitted herewith).
101	Financial Statements for Inline XBRL format (submitted herewith).
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

*Indicates a management contract or compensatory plan or arrangement identified under the requirements of Item 15 of Form 10-K.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empire Petroleum Corporation

Date: March 28, 2024

By:/s/ Michael R. Morrisett

      Name: Michael R. Morrisett
      Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael R. Morrisett MICHAEL R. MORRISETT	Director, President and Chief Executive Officer (Principal Executive Officer)	March 28, 2024
/s/ Stephen L. Faulkner, Jr. STEPHEN L. FAULKNER, JR.	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2024
/s/ Phil E. Mulacek PHIL E. MULACEK	Director and Chairman of the Board	March 28, 2024
/s/ Andrew L. Lewis ANDREW L. LEWIS	Director	March 28, 2024
/s/ Mason H. Matschke MASON H. MATSCHKE	Director	March 28, 2024
/s/ Benjamin J. Marchive II BENJAMIN J. MARCHIVE II	Director	March 28, 2024
/s/ J. Kevin Vann J. KEVIN VANN	Director	March 28, 2024

EMPIRE PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Empire Petroleum Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Empire Petroleum Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2022.

Tulsa, Oklahoma
March 28, 2024

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2023	2022

ASSETS

Current Assets:

Cash	$ 7,792,508	$ 11,944,442
Accounts Receivable	8,354,636	7,780,239
Derivative Instruments	406,806	121,584
Inventory	1,433,454	1,840,274
Prepaids	757,500	1,048,434
Total Current Assets	18,744,904	22,734,973

Property and Equipment:

Oil and Natural Gas Properties, Successful Efforts	93,509,803	63,986,339
Less: Accumulated Depreciation, Depletion and Impairment	(22,996,805)	(20,116,696)
Total Oil and Gas Properties, Net	70,512,998	43,869,643
Other Property and Equipment, Net	1,883,211	1,441,529
Total Property and Equipment, Net	72,396,209	45,311,172

Sinking Fund	-	2,779,000
Other Noncurrent Assets	1,474,503	719,930
Total Assets	$ 92,615,616	$ 71,545,075

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$ 16,437,219	$ 5,843,366
Accrued Expenses	7,075,302	9,461,010
Current Portion of Lease Liability	432,822	256,975
Current Portion of Note Payable - Related Party (Note 4 and 7)	1,060,004	-
Current Portion of Long-Term Debt	44,225	2,059,309
Total Current Liabilities	25,049,572	17,620,660

Long-Term Debt	4,596,775	4,063,115
Long-Term Note Payable - Related Party (Note 4 and 7)	-	1,076,987
Long Term Lease Liability	544,382	547,692
Asset Retirement Obligations	27,468,427	25,000,740
Total Liabilities	57,659,156	48,309,194

Commitments and Contingencies (Note 16)

Stockholders' Equity:

Series A Preferred Stock - $.001 Par Value, 10,000,000 Shares Authorized, 6 and 6 Shares Issued and Outstanding, Respectively	-	-
Common Stock - $.001 Par Value 190,000,000 Shares Authorized, 25,503,530 and 22,093,503 Shares Issued and Outstanding, Respectively	85,025	81,615
Additional Paid-in-Capital	99,490,253	75,303,479
Accumulated Deficit	(64,618,818)	(52,149,213)
Total Stockholders' Equity	34,956,460	23,235,881
Total Liabilities and Stockholders' Equity	$ 92,615,616	$ 71,545,075

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2023	2022
Revenue:		
Oil Sales	$ 36,684,494	$ 44,978,554
Gas Sales	1,726,754	4,534,370
NGL Sales	1,660,256	3,659,451
Total Product Revenues	40,071,504	53,172,375
Other	70,480	102,429
Gain (Loss) on Derivatives	(65,693)	(387,930)
Total Revenue	40,076,291	52,886,874
Costs and Expenses:		
Lease Operating Expense	28,625,481	23,584,039
Production and Ad Valorem Taxes	3,044,411	3,943,466
Depletion, Depreciation & Amortization	3,096,533	1,949,191
Accretion of Asset Retirement Obligation	1,756,022	1,357,906
Impairment	-	936,620
General and Administrative	15,178,935	12,331,489
Total Cost and Expenses	51,701,382	44,102,711
Operating Income (Loss)	(11,625,091)	8,784,163
Other Income and (Expense):		
Interest Expense	(1,000,427)	(509,540)
Other Income (Expense)	23,721	(981,595)
Income (Loss) Before Taxes	(12,601,797)	7,293,028
Income Tax (Provision) Benefit	132,192	(208,898)
Net Income (Loss)	$ (12,469,605)	$ 7,084,130
Net Income (Loss) per Common Share:		
Basic	$ (0.55)	$ 0.34
Diluted	$ (0.55)	$ 0.30
Weighted Average Number of Common Shares Outstanding:		
Basic	22,718,890	21,003,563
Diluted	22,718,890	23,387,646

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2023 and 2022

	Common Stock		Preferred Stock				
	Shares	Par Value	Shares	Par Value	Additional Paid-in-Capital	Accumulated Deficit	Total
Balances, December 31, 2021	19,840,648	$ 79,362	-	$-	$ 68,988,134	$ (59,233,343)	$ 9,834,153
Net Income	-	-	-	-	-	7,084,130	7,084,130
Issuance of Preferred Stock	-	-	6	-	6	-	6
Stock-Based Compensation	299,695	300	-	-	2,716,452	-	2,716,752
Warrants Exercised	1,953,160	1,953	-	-	3,598,887	-	3,600,840
Balances, December 31, 2022	22,093,503	81,615	6	-	75,303,479	(52,149,213)	23,235,881
Net Loss	-	-	-	-	-	(12,469,605)	(12,469,605)
Impact of Former CEO Settlement	-	-	-	-	(2,126,131)	-	(2,126,131)
Stock Issued for Purchase Option (See Note 3)	67,000	67	-	-	600,990	-	601,057
Warrants Exercised	500,000	500	-	-	2,499,500	-	2,500,000
Issuance of Shares for Redemption of Notes	1,263,664	1,264	-	-	10,108,048	-	10,109,312
Issuance of Shares in Private Transaction	1,234,013	1,234	-	-	9,959,962	-	9,961,196
Stock-Based Compensation	345,350	345	-	-	3,144,405	-	3,144,750
Balances, December 31, 2023	25,503,530	85,025	6	-	99,490,253	(64,618,818)	34,956,460

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (12,469,605)	$ 7,084,130
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Provided By Operating Activities:		
Stock-Based Compensation	3,144,750	2,716,752
Amortization of Right of Use Assets	423,689	263,847
Depreciation, Depletion and Amortization	3,096,533	1,949,191
Accretion of Asset Retirement Obligation	1,756,022	1,357,906
Loss on Derivatives	65,693	387,930
Settlement on or Purchases of Derivative Instruments	(353,695)	(260,266)
Impairment	-	936,620
Loss on XTO Final Settlement	-	1,448,363
PIE-Related Expense (See Note 4)	-	1,399,030
Change in Operating Assets and Liabilities:		
Accounts Receivable	(2,700,528)	(1,812,230)
Inventory, Oil in Tanks	(160,827)	(802,394)
Prepaids, Current	745,648	(369,312)
Accounts Payable	751,355	526,682
Accrued Expenses	(3,082,928)	3,616,826
Other Long Term Assets and Liabilities	(1,103,607)	(387,292)
Net Cash Provided By (Used In) Operating Activities	(9,887,500)	18,055,783
Cash Flows from Investing Activities:		
Acquisition of Oil and Natural Gas Properties	(2,094,419)	(2,702,613)
Capital Expenditures - Oil and Natural Gas Properties (a)	(14,546,873)	(10,161,711)
Purchase of Other Fixed Assets	(352,851)	(311,229)
Cash Paid for Right of Use Assets	(552,196)	(268,934)
Sinking Fund Deposit	2,779,000	2,031,000
Net Cash Used In Investing Activities	(14,767,339)	(11,413,487)
Cash Flows from Financing Activities:		
Proceeds from Debt Issued	14,492,484	-
Principal Payments of Debt	(6,450,774)	(1,699,840)
Proceeds from Stock Issuance and Warrant Exercises	12,461,195	3,390,115
Net Cash Provided By Financing Activities	20,502,905	1,690,275
Net Change in Cash	(4,151,934)	8,332,571
Cash - Beginning of Period	11,944,442	3,611,871
Cash - End of Period	$ 7,792,508	$ 11,944,442
Supplemental Cash Flow Information:		
Cash Paid for Interest	$ 650,637	$ 473,205

_____

(a) Incurred capital expenditures were $25,053,107 and $11,206,207 for the respective periods. The differences between incurred and cash capital expenditures is due to changes in related accounts payable.

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Empire Petroleum Corporation (the "Company", collectively with its subsidiaries) is an independent energy company operator engaged in optimizing developed production by employing field management methods to maximize reserve recovery while minimizing costs. Empire operates the following wholly-owned subsidiaries in its areas of operations:

- Empire New Mexico LLC ("Empire New Mexico")
    - Empire New Mexico LLC d/b/a Green Tree New Mexico
    - Empire EMSU LLC
    - Empire EMSU-B LLC
    - Empire AGU LLC
    - Empire NM Assets LLC
- Empire Rockies Region
    - Empire North Dakota LLC ("Empire North Dakota")
    - Empire ND Acquisition LLC ("Empire NDA")
- Empire Texas ("Empire Texas"), consisting of the following entities:
    - Empire Texas LLC
    - Empire Texas Operating LLC
    - Empire Texas GP LLC
    - Pardus Oil & Gas Operating, LP (owned 1% by Empire Texas GP LLC and 99% by Empire Texas LLC)
- Empire Louisiana LLC ("Empire Louisiana")

Empire was incorporated in the State of Delaware in 1985. The consolidated financial statements of Empire Petroleum Corporation and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries.

Liquidity and Going Concern

The Company determined that it was not in compliance with the current ratio covenant contained in its revolving line of credit agreement as of December 31, 2023 (see Note 7). Upon discovering this issue, we notified the lender to request a waiver. The noncompliance is due to a higher level of payables related to the capital spending program in North Dakota. On March 27, 2024, the Company obtained a compliance waiver from the lender for December 31, 2023. The Company will require funds to satisfy these payables related to the capital spending program which are greater than estimated cash flows from operations over the next 12 months.

The Company intends and has announced a subscription rights offering ("Rights Offering") to raise additional funds for the payables discussed above as well as the additional capital spending in 2024. In March 2024, the Company commenced a Rights Offering pursuant to which it intends to raise gross proceeds of up to approximately $25.0 million (see Note 18). As a result of a subsequent reduction in the subscription price per share, gross proceeds are now expected to be up to approximately $20.066 million. Phil Mulacek and Energy Evolution Master Fund, Ltd ("Energy Evolution"), both related parties of the Company (see Note 15) and our largest stockholders collectively holding 46% of the common shares outstanding, have indicated that they intend to participate in the Rights Offering and fully subscribe to the shares of Common Stock corresponding to their subscription rights. They have each also indicated that they intend to exercise their over-subscription rights to purchase their pro rata share of the underlying securities related to the Rights Offering that remain unsubscribed at the expiration date of the Rights Offering. The Rights Offering will not close until April 2024. As such, it is likely that the Company would not be in technical compliance with this same covenant as of March 31, 2024; however, in the opinion of the Company this would be cured within the allowable period under the Credit Facility at the close of the Rights Offering.

Management has initiated plans that will allow the Company to remain in compliance with this covenant. The Company as stated above, has indications from existing stockholders for a majority portion of the Rights Offering. Management has considered these plans, including if they are within the control of the Company, in evaluating ASC 205-40, Presentation of Financial Statements-Going Concern. Management believes the above actions are sufficient to allow the Company to meet its obligations as they become due for a period of at least 12 months from the issuance of these financial statements. Management believes that the Rights Offering is probable and this has alleviated the substantial doubt regarding the Company's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and balances of the Company and have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") reserves are the most significant of the Company's estimates. All reserve data used in the preparation of the consolidated financial statements, as well as included in *Supplemental Information of Oil and Natural Gas Producing Activities (Unaudited)*, are based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil, natural gas and NGL. There are numerous uncertainties inherent in estimating quantities of proved crude oil, natural gas and NGL reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may be different from the quantities of crude oil, natural gas and NGLs that are ultimately recovered.

Other items subject to estimates and assumptions include, but are not limited to, the carrying amounts of property, plant and equipment, asset retirement obligations, valuation allowances for deferred income tax assets, and valuation of derivative instruments. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. The volatility of commodity prices results in increased uncertainty inherent in such estimates and assumptions.

Although management believes these estimates are reasonable, actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions used for determining proved reserves and for financial reporting.

Out of Period Adjustments

In the third quarter of 2022, the Company identified and recorded an out-of-period adjustment related to the Joint Development Agreement discussed in Note 4. The impact of recording this adjustment reduced Utility and Other Deposits and increased Lease Operating Expense by approximately $1.3 million of which $797,000 related to prior periods. The impact of this adjustment was immaterial to the prior period financial statements and thus corrected in the current period.

Accounts Receivable

Accounts receivable include estimated amounts due from crude oil, natural gas, and NGL purchasers and from non-operating working interest owners. Accrued revenue related to product sales from purchasers and operators are due under normal trade terms, generally requiring payment within 60 days of production. For receivables from joint interest owners, the Company generally has the ability to withhold future revenue disbursements to recover any non-payment of joint interest billings. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for credit losses account only after all collection attempts have been exhausted. The Company did not have an allowance for credit losses at either December 31, 2023 or 2022. The Company's accounts receivable as of December 31, 2023 and 2022 are as follows:

	2023	2022
Oil, Gas and NGL Receivables	$ 2,784,745	$ 3,060,341
Joint Interest Billings	5,444,331	2,057,719
Receivable from Former CEO (See Note 14)	-	2,130,614
Other	125,560	531,565
Total Accounts Receivable	$ 8,354,636	$ 7,780,239

Derivative Instruments

The Company enters into hedge agreements to manage its exposure to oil and natural gas price fluctuations. The fair value of derivative contracts is recognized as an asset or liability on the Company's consolidated balance sheets. Realized gain or loss is recognized as a component of revenue when the derivative contracts mature. For contracts which have not matured, an unrealized gain or loss is recorded based on the change in the fair value of the outstanding contracts.

Inventory

Inventory primarily consists of oil in tanks which has not been delivered and is valued at the lower of cost or net realizable value.

Oil and Natural Gas and Other Properties

The Company uses the successful efforts method of accounting for its oil and gas activities. Costs incurred are deferred until exploration and completion results are evaluated. At such time, costs of activities with economically recoverable reserves are capitalized as proven properties, and costs of unsuccessful or uneconomical activities are expensed.

Capitalized drilling costs are reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling is charged to expense. Management's assessment of the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of such leaseholds impact the amount and timing of impairment provisions. An impairment expense could result if oil and gas prices decline in the future as it may not be economical to develop some of these unproved properties.

Lease options are capitalized as unproved property acquisition costs and are reviewed for impairment if indicators exist that the carrying value of the lease option may not be recoverable. If the lease options become impaired, expire or are abandoned, the options will be expensed. If proved reserves are discovered after the options are exercised, these costs will be reclassified as proved property.

Depreciation, depletion and amortization of producing properties is computed on the units-of-production method on a property-by-property basis. The units-of-production method is based primarily on estimates of proved reserve quantities. Due to uncertainties inherent in this estimation process, it is at least reasonably possible that reserve quantities will be revised in the near term. Changes in estimated reserve quantities are applied to depreciation, depletion and amortization computations prospectively.

Other property and equipment is depreciated on the straight-line method.

Segment Reporting

Operating segments are components of an enterprise that engage in activities from which it may earn revenues and incur expenses and for which separate operational financial information is available and is regularly evaluated by management. Based on the Company's organization and management, it has only one reportable operating segment, which is oil and natural gas exploration and production.

Debt Issuance Costs

Debt issuance fees, which are recorded at cost, net of amortization, are amortized over the life of the respective debt agreements utilizing the straight-line method. Unamortized debt issuance costs related to the Company's credit facility are recorded in other noncurrent assets on the Company's Consolidated Balance Sheet.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related oil and natural gas property asset. Subsequently, the asset retirement cost included in the carrying amount of the related asset is allocated to expense through depletion of the asset. Changes in the liability due to passage of time are recognized as an increase in the carrying amount of the liability through accretion expense. Based on certain factors, including commodity prices and costs, the Company may revise its previous estimates of the liability, which would also increase or decrease the related oil and natural gas property asset.

Revenue Recognition

The Company's revenues are comprised solely of revenues from customers and include the sale of oil, natural gas and NGL. The Company believes that the disaggregation of revenue into these three major product types, as presented in the Consolidated Statements of Operations, appropriately depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors based on its single geographic region, the continental United States. Revenues are recognized at a point in time when production is sold to a purchaser at a determinable price, delivery has occurred, control has transferred and it is probable substantially all of the consideration will be collected. The Company fulfills its performance obligations under its customer contracts through delivery of oil, natural gas and NGL and revenues are recorded on a monthly basis. The Company receives payment from one to three months after delivery. Generally, each unit of product represents a separate performance obligation. The prices received for oil, natural gas and NGL sales under the Company's contracts are generally derived from stated market prices which are then adjusted to reflect deductions including transportation, fractionation and processing. As a result, revenues from the sale of oil, natural gas and NGL will decrease if market prices decline. The sales of oil, natural gas and NGL, as presented on the Consolidated Statements of Operations, represent the Company's share of revenues net of royalties and excluding revenue interests owned by others. When selling oil, natural gas and NGL on behalf of royalty or working interest owners, the Company is acting as an agent and thus reports the revenue on a net basis. To the extent actual volumes and prices of oil and natural gas sales are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and prices for those properties are estimated and recorded. Variances between the Company's estimated revenue and actual payment are recorded in the month the payment is received. Historically, these differences have been insignificant.

At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated and amounts due from customers are recorded in Accounts Receivable in the Consolidated Balance Sheets. Taxes assessed by governmental authorities on oil, natural gas and NGL sales are presented separately from such revenues in the Consolidated Statements of Operations.

Oil Sales

Oil production is transported from the wellhead to tank batteries or delivery points through flow-lines or gathering systems. Purchasers of the oil take delivery at the tank batteries and transport the oil by truck or at a pipeline delivery point and the Company collects a market price, net of pricing differentials. Revenue is recognized when control transfers to the purchaser at the net price received by the Company.

Natural Gas and NGL Sales

Under the Company's natural gas sales arrangements, the purchaser takes control of wet gas at a delivery point near the wellhead or at the inlet of the purchaser's processing facility. The purchaser gathers and processes the wet gas and remits proceeds to the Company for the resulting natural gas and NGL sales. Based on the nature of these arrangements, the processor is the agent and the purchaser is the Company's customer, thus, the Company recognizes natural gas and NGL sales based on the net amount of proceeds received from the purchaser.

Transaction Price Allocated to Remaining Performance Obligations

Substantially all of the Company's product sales are short-term in nature with a contract term of one year or less. For these contracts, the Company has utilized the practical expedient in ASC 606 which exempts the Company from the requirements to disclose the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company's product sales that have a contract term greater than one year, the Company has utilized the practical expedient in ASC 606 which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these contracts, each unit of product generally represents a separate performance obligation; therefore, future volumes are wholly unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required.

Prior-Period Performance Obligations

The Company records revenue in the month that product is delivered to the purchaser. Settlement statements for certain natural gas and NGL sales, however, may not be received for 30 to 90 days after the date the product is delivered, and as a result the Company is required to estimate the amount of product delivered to the purchaser and the price that will be received for the sale of the product. In these situations, the Company records the differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Any identified differences between the Company's revenue estimates and actual revenue received have historically been insignificant. For the years ended December 31, 2023 and 2022, revenue recognized in the reporting period related to performance obligations satisfied in prior reporting periods was not material.

Stock-Based Compensation

The Company recognizes stock-based compensation expense associated with equity-based incentive awards consisting of stock options and restricted stock units. The Company accounts for forfeitures of equity-based incentive awards as they occur. Stock-based compensation expense related to equity-based awards is generally recognized as vesting occurs. See Note 10 for further discussion.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established if management determines it is more likely than not that some portion of a deferred tax asset will not be realized.

Per Share Amounts

The Company calculates and discloses basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). The computation of basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period.

Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. As a result, if there is a loss from continuing operations, Diluted EPS is computed in the same manner as Basic EPS.

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") fair value measurement standards define fair value, establish a consistent framework for measuring fair value and establish a fair value hierarchy based on the observability of inputs used to measure fair value.

The three-level fair value hierarchy for disclosure of fair value measurements defined by ASC Topic 820 is as follows:

Level 1 – Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 – Prices or valuations that require unobservable inputs that are both significant to the fair value measurement and unobservable. Valuation under Level 3 generally involves a significant degree of judgment from management.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instrument's complexity. The Company reflects transfers between the three levels at the beginning of the reporting period in which the availability of observable inputs no longer justifies classification in the original level. There were no transfers between fair value hierarchy levels for the years ended December 31, 2023 and 2022.

Impairment of oil and natural gas properties - The fair value of proved and unproved oil and natural gas properties was measured using valuation techniques that convert the future cash flows to a single discounted amount. Significant inputs to the valuation of proved and unproved oil and natural gas properties include estimates of: (i) recoverable reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices; and (v) a market-based weighted average costs of capital. The Company utilized a combination of the New York Mercantile Exchange ("NYMEX") strip pricing and consensus pricing to value the reserves, then applied various discount rates depending on the classification of reserves and other risk characteristics. For significant acquisitions, management utilized the assistance of a third-party valuation expert to estimate the value of the oil and natural gas properties acquired.

The fair value of asset retirement obligations is included in proved oil and natural gas properties with a corresponding liability. The fair value was determined based on a discounted cash flow model, which included assumptions of the estimated current abandonment costs, discount rate, inflation rate and timing associated with the incurrence of these costs.

The inputs used to value oil and natural gas properties for impairments and asset retirement obligations require significant judgment and estimates made by management and represent Level 3 inputs.

Financial instruments and other - The fair values determined for accounts receivable, accrued expenses and other current liabilities were equivalent to the carrying value due to their short-term nature and generally represent Level 2 fair values.

Derivatives – Derivative financial instruments are carried at fair value and measured on a recurring basis. The Company's commodity price hedges are valued based on discounted future cash flow models that are primarily based on published forward commodity price curves; thus, these inputs are designated as Level 2 within the valuation hierarchy.

The fair values of derivative instruments in asset positions include measures of counterparty nonperformance risk, and the fair values of derivative instruments in liability positions include measures of the Company's nonperformance risk. These measurements were not material to the Consolidated Financial Statements.

The fair value of the amount outstanding on our credit facility is equivalent to the carrying value due to the variable interest rate on such facility.

Related Party Transactions

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, *Related Party Disclosures* ("FASB ASC 850") requires that transactions with related parties that would have influence in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships: affiliates of the entity; entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity; trusts for the benefit of employees; principal owners of the entity and members of their immediate families; management of the entity and members of their immediate families; and other parties that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Pronouncements

FASB periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. The Company has reviewed the recently issued pronouncements and concluded that the following new accounting standards are applicable:

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses*. This ASU, as further amended, affects trade receivables, financial assets and certain other instruments that are not measured through net income. This ASU will replace the currently required incurred loss approach with an expected loss model for instruments measured at amortized cost and is effective for financial statements issued for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this ASU on January 1, 2023 by the Company did not have a material impact on the Company's consolidated financial statements since the Company does not have a history of material credit losses.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The amendments in this ASU affect entities that issue convertible instruments and/or contracts in an entity's own equity. The amendments in this ASU primarily affect convertible instruments issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. However, all entities that issue convertible instruments are affected by the amendments to the disclosure requirements of this ASU. For contracts in an entity's own equity, the contracts primarily affected are freestanding instruments and embedded features that are accounted for as derivatives under the current guidance because of failure to meet the settlement conditions of the derivatives scope exception related to certain requirements of the settlement assessment. Also affected is the assessment of whether an embedded conversion feature in a convertible instrument qualifies for the derivatives scope exception. Additionally, the amendments in this ASU affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The amendments in this ASU are effective for public business entities, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Board decided to allow entities to adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is analyzing the effect that adoption will have but does not currently expect a material impact as a result of adopting these standards.

Note 3 – Property

The capitalized costs of oil and natural gas properties as of December 31, 2023 and 2022 are as follows:

	2023	2022
Proved Properties	$ 75,346,623	$ 52,831,131
Unproved Properties	3,245,431	2,865,556
Work in process	14,917,749	8,289,652
Gross capitalized costs	93,509,803	63,986,339
Depreciation, Depletion, Amortization and Impairment	(22,996,805)	(20,116,696)
Total Oil and Gas Properties, Net	$ 70,512,998	$ 43,869,643

On August 9, 2023, the Company and a subsidiary of Energy Evolution Master Fund, Ltd. ("Energy Evolution"), a related party, collectively acquired additional working interests in certain of the Company's New Mexico properties. The Company paid $2.1 million in cash and acquired 10% of the total acquired working interests in the transaction. The subsidiary of Energy Evolution acquired the other 90% of the acquired working interest ("EEF Interest"). The Company has a one-year option to acquire the EEF Interest for $5 million, subject to adjustments ("Purchase Option"). In exchange for the Purchase Option, the Company issued 67,000 shares of common stock valued at approximately $601,000 and reflected in Other Noncurrent Assets. The Company has the right to extend the initial one-year Purchase Option period for two successive one-year periods by agreeing to issue an additional 42,000 shares of common stock prior to the end of the one-year period then in effect. The Purchase Option may be exercised by the Company at any time during the one-year period then in effect by sending written notice to Energy Evolution prior to the expiration of such one-year period.

The Company assesses its oil and gas properties for impairment when circumstances indicate the carrying value may be greater than its estimated future net cash flows. The Company did not identify any impairments in 2023. In 2022, estimated future cash flows from the Company's properties in Louisiana were less than the net book value. As a result, the Company recorded a $936,000 impairment expense in 2022.

In April 2022, the Company purchased working interests of oil and natural gas properties primarily located in the Landa field in North Dakota and assumed the role of operator. The Company paid approximately $1.4 million for eight producing properties, two properties with behind-pipe reserves, and related lease and well equipment. The Company allocated 80% of the acquisition cost to leasehold costs and the remaining 20% to related lease and well equipment. Non-cash asset retirement obligations were assumed of $233,659. The acquisition was accounted for as an asset acquisition. The Company purchased additional oil and gas properties in 2022 totaling $1.3 million.

Other property and equipment consists of operating lease assets, vehicles, office furniture, and equipment with lives ranging from three to five years. The capitalized costs of other property and equipment as of December 31, 2023 and 2022 are as follows:

		2023		2022
Other property and equipment, at cost	$	2,998,018		1,878,325
Less: accumulated depreciation		(1,114,807)		(436,796)
Oher property and equipment, net		1,883,211	$	1,441,529

Note 4 – Joint Development and Shared Services Agreements

On August 6, 2020 the Company, through its wholly owned subsidiary, Empire Texas, entered into a joint development agreement (the "JDA") with Petroleum & Independent Exploration, LLC and related entities ("PIE"), a related party, dated August 1, 2020. Under the terms of the JDA, PIE will perform recompletion or workover on specified mutually agreed upon wells ("Workover Wells") owned by Empire Texas. To fund the work, PIE entered into a term loan agreement with Empire Texas dated August 1, 2020, whereby PIE will loan up to $2,000,000, at an interest rate of 6% per annum, maturing August 7, 2024 unless terminated earlier by PIE. Proceeds of the loan will be used for recompletion or workover of the Workover Wells. As of December 31, 2023 and 2022 approximately $1,100,000 was outstanding on this loan and is included in Current Portion of Note Payable – Related Party and Long-Term Note Payable – Related Party on the Consolidated Balance Sheet, respectively. As part of the JDA, Empire Texas will assign to PIE a combined 85% working and revenue interest in the Workover Wells; an assignment was completed in October 2020 for the initial three Workover Wells. Of the assigned interest, 70% working and revenue interest will be used to repay the obligations under the term loan agreement. Once the term loan is repaid, PIE will reassign a 35% working and revenue interest to Empire Texas in each of the Workover Wells and retain a 50% working and revenue interest (See Note 7). To the extent the cash flows from the revenue interest are insufficient to repay the obligations under the term loan, the Company remains required to repay the obligation. In the third quarter of 2022, a $1.4 million long-term asset that had previously been recorded as an offset to the note payable was expensed to workovers within Lease Operating Expense on the Consolidated Statements of Operations.

The Company has also entered into a Shared Services Agreement with PIE effective August 1, 2023 that includes access to administrative, engineering and support services as well as building and insurance services. The agreement provides that the Company will reimburse PIE for the out-of-pocket or actual costs incurred by PIE in providing such services to the Company.

Note 5 - Asset Retirement Obligations

The Company's asset retirement obligations represent the estimated present value of the estimated cash flows the Company will incur to plug, abandon and remediate its producing properties at the end of their productive lives, in accordance with applicable state laws. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company's credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations.

The Company's asset retirement obligation transactions during the years ended December 31, 2023 and 2022 are summarized in the table below.

| | For the Year Ended December 31, | |
	2023	2022
Asset retirement obligations, beginning of period	$ 25,000,740	$ 20,640,599
Liabilities assumed in acquisitions	72,000	502,539
Revisions	2,303,938	2,660,653
Liabilities settled	(964,274)	(160,957)
Accretion expense	1,756,023	1,357,906
Asset retirement obligation, end of period	$ 28,168,427	$ 25,000,740
Less current portion included in Accrued Expenses	700,000	-
Asset retirement obligation, long-term	$ 27,468,427	$ 25,000,740

The revisions in 2023 primarily reflect cost revision estimates to wells in New Mexico based on 2023 plugging activity. The revisions in 2022 primarily relate to the identification of nonproducing wells, including injection wells and temporarily abandoned wells in New Mexico.

Note 6 – Commodity Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to commodity price fluctuations. Commodity derivative instruments are used to reduce the effect of volatility of price changes on the oil and natural gas the Company produces and sells. The Company does not enter into derivative financial instruments for speculative or trading purposes. The Company's derivative financial instruments consist of swaps and put options.

The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company reflects changes in the fair value of its derivative instruments in its Consolidated Statements of Operations as they occur. These contracts are recognized and recorded at fair value as an asset or liability on the Company's Consolidated Balance Sheets.

The following table summarizes the net realized and unrealized amounts reported in earnings related to the commodity derivative instruments for the years ended December 31, 2023 and 2022:

| | For the Year Ended December 31, | |
	2023	2022
Gain (loss) on derivatives:		
Oil derivatives	$ (65,693)	$ (387,930)

The following represents the Company's net cash receipts from (payments on) derivatives for the years ended December, 2023 and 2022:

| | For the Year Ended December 31, | |
	2023	2022
Oil derivatives	$ (353,695)	$ (260,266)

The following table sets forth the Company's outstanding derivative contracts at December 31, 2023:

	1st Quarter 2024	2nd Quarter 2024	3rd Quarter 2024	4th Quarter 2024
2024				
WTI Fixed-Price Swaps:				
Quarterly volume (MBbls)	38.00	30.00	30.00	30.00
Weighted-average fixed price (Bbl)	$74.01	$72.15	$77.02	$75.57

Note 7 – Debt and Note Payable - Related Party

The following table represents the Company's outstanding debt.

	As of December 31,	
	2023	**2022**
Equity Bank Credit Facility	$ 4,492,484	$ -
CrossFirst Senior Revolver Loan Agreement	-	5,869,500
Note Payable – Related Party	1,060,004	1,076,987
Equipment and vehicle notes, 0.00% to 9.00% interest rates, due in 2025 to 2028 with monthly payments ranging from $900 to $1,400 per month	148,516	252,924
Total Debt	5,701,004	7,199,411
Less: Current Maturities	(44,225)	(2,059,309)
Less: Note Payable – Related Party	(1,060,004)	(1,076,987)
Long-Term Debt	$ 4,596,775	$ 4,063,115

On December 29, 2023, Empire North Dakota and Empire NDA ("Borrowers"), entered into a Revolver Loan Agreement with Equity Bank (the "Credit Facility"). Pursuant to the Credit Facility (a) the initial revolver commitment amount is $10,000,000; (b) the maximum revolver commitment amount is $15,000,000; (c) commencing on January 31, 2024, and occurring on the last day of each calendar month thereafter, the revolver commitment amount is reduced by $150,000; (d) commencing on March 31, 2024, there are scheduled semiannual collateral borrowing base redeterminations each year on March 31 and September 30; (e) the final maturity date is December 29, 2026; (f) outstanding borrowings bear interest at a rate equal to the prime rate of interest plus 1.50%, and in no event lower than 8.50%; (g) a quarterly commitment fee is based on the unused portion of the commitments; and (h) Borrowers have the right to prepay loans under the Credit Facility at any time without a prepayment penalty.

The Credit Facility is guaranteed by the Company. Borrowers entered into a security agreement, pursuant to which the obligations under the Credit Facility are secured by liens on substantially all of the assets of Borrowers. Furthermore, the obligations under the Credit Facility are secured by a continuing, first priority mortgage lien, pledge of and security interest in not less than 80% of Borrowers' producing oil, gas and other leasehold and mineral interests, including without limitation, those situated in the States of North Dakota and Montana.

The Credit Facility requires Borrowers to, commencing as of the fiscal quarter ended December 31, 2023, maintain (a) a current ratio of 1.0 to 1.0 or more and (b) a ratio of funded debt to EBITDAX, calculated quarterly and annually based on a trailing twelve-month basis, of no more than 3.50 to 1.00. At December 31, 2023, the Borrowers were not in compliance with the current ratio, however, a waiver was obtained from the lender. The Company is in compliance with the other covenants as of December 31, 2023.

On July 7, 2021, the Company entered into the Fourth Amendment to its Senior Revolver Loan Agreement with CrossFirst Bank ("CrossFirst") as further amended by Letter Agreements in conjunction with redetermination dates (the "Amended Agreement"). The maximum amount that could be advanced under the Amended Agreement was $20,000,000 and the commitment amount following an August 9, 2023 amendment agreement was $5,180,000. The Amended Agreement was subsequently retired with proceeds from the new Credit Facility discussed above.

On September 19, 2023, each of Phil Mulacek, a member of the Company's Board of Dierctors, and Energy Evolution made a bridge loan to Empire North Dakota in the amount of $5.0 million (collectively, the "Bridge Loans"). These Bridge Loans were subsequently converted to our common shares. Mr. Mulacek and Energy Evolution are each a related party of the Company. See Note 15 for additional information regarding these Bridge Loans and the subsequent conversion to our common shares.

Note Payable - Related Party

In August 2020, concurrent with the JDA with PIE, a related party, the Company entered into a term loan agreement dated August 1, 2020, whereby PIE will loan up to $2,000,000, at an interest rate of 6% per annum, maturing August 7, 2024, unless terminated earlier by PIE. The loan proceeds will be used for recompletion or workover of certain designated wells. In addition, the Company assigned 85% working and revenue interest to PIE in the designated wells which will be applied to repayment of the loan. As of December 31, 2023, $1,060,004 has been advanced from the PIE loan.

Note 8 - Leases

As a lessee, the Company leases its corporate office headquarters in Tulsa, Oklahoma and one field office. The leases expire between 2024 and 2028. The corporate office has an option to renew for an additional five-year term. The option to renew the lease is generally not considered reasonably certain to be exercised. Therefore, the period covered by such optional period is not included in the determination of the term of the lease and the lease payments during these periods are similarly excluded from the calculation of right-of-use lease asset and lease liability balances.

The Company also leases vehicles primarily for use by our field operations. These vehicle leases typically have a three-year life.

The Company recognizes right-of use lease expense on a straight-line basis, except for certain variable expenses that are recognized when the variability is resolved, typically during the period in which they are paid. Variable right-of-use lease payments typically include charges for property taxes, insurance, and variable payments related to non-lease components, including common area maintenance.

Right of use lease expense was approximately $424,000 and $267,000 for the years ended December 31, 2023 and 2022, respectively. Cash paid for right of use lease was approximately $404,000 and $268,000 for the same period.

Supplemental balance sheet information related to the right of use leases is as follows:

| | As of December 31, | |
	2023	2022
Net operating lease asset (included in Other Property and Equipment)	$ 1,077,031	$ 776,219
Current portion of lease liability	$ 432,822	$ 256,975
Long-term lease liability	544,382	547,692
Total right of use lease liabilities	$ 977,204	$ 804,667

The weighted average remaining term for the Company's right of use leases is 2.28 years. The weighted average discount rate is 8.56% in 2023.

Maturities of lease liabilities as of December 31, 2023 are as follows:

2024	$ 498,654
2025	430,631
2026	136,545
2027	12,400
2028	-
Thereafter	-
Total lease payments	1,078,230
Less imputed interest	(101,026)
Total lease obligation	$ 977,204

Note 9 – Equity

Pursuant to the Company's Amended and Restated Certificate of Incorporation ("Charter"), effective as of March 4, 2022, the total number of shares of all classes of stock that the Company has the authority to issue is 200,000,000, consisting of 190,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock

Preferred stock may be issued from time to time in one or more series at the direction of the Company's Board of Directors and the directors also have the ability to fix dividend rates and rights, liquidation preferences, voting rights, conversion rights, rights and terms of redemption and other rights, preferences, privileges and restrictions as determined by the Company's Board of Directors, subject to certain limitations set forth in the Charter.

Series A Voting Preferred Stock

On March 8, 2022, the Company formalized the issuance of preferred stock as was required under the terms of the Company's May 2021 financing agreements with Energy Evolution and issued six shares of Series A Voting Preferred Stock. The Series A Voting Preferred Stock was issued in connection with the strategic investment in the Company by Energy Evolution. For so long as the Series

A Voting Preferred Stock is outstanding, the Company's Board of Directors will consist of six directors. Three of the directors are designated as the Series A Directors and the three other directors (each, a "common director") are elected by the holders of common stock and/or any preferred stock (other than the Series A Voting Preferred Stock) granted the right to vote on the common directors. Any Series A Director may be removed with or without cause but only by the affirmative vote of the holders of a majority of the Series A Voting Preferred Stock voting separately and as a single class. The holders of the Series A Voting Preferred Stock have the exclusive right, voting separately and as a single class, to vote on the election, removal and/or replacement of the Series A Directors. Holders of common stock or other preferred stock do not have the right to vote on the Series A Directors. The approval of the holders of the Series A Voting Preferred Stock, voting separately and as a single class, is required to authorize any resolution or other action to issue or modify the number, voting rights or any other rights, privileges, benefits, or characteristics of the Series A Voting Preferred Stock, including without limitation, any action to modify the number, structure and/or composition of the Company's current Board of Directors.

The Series A Voting Preferred Stock is held by Phil Mulacek, Chairman of the Board of Directors of the Company and one of the principals of Energy Evolution, as Energy Evolution's designee (the "Initial Holder"). The Series A Voting Preferred Stock may be transferred only to certain controlled affiliates of the Initial Holder ("Permitted Transferees"), and the voting rights of the Series A Voting Preferred Stock are contingent upon the Initial Holder and Permitted Transferees (collectively, the "Series A Holders") holding together at least 3,000,000 shares of the Company's outstanding common stock.

The Series A Voting Preferred Stock is not entitled to receive any dividends or distributions of cash or other property except in the event of any liquidation, dissolution or winding up of the Company's affairs. In such event, before any amount is paid to the holders of the Company's common stock but after any amount is paid to the holders of the Company's senior securities, the holders of the Series A Voting Preferred Stock will be entitled to receive an amount per share equal to $1.00.

Except as discussed above or as otherwise set forth in the certificate of designation of the Series A Voting Preferred Stock, the holders of the Series A Voting Preferred Stock have no voting rights.

The Series A Voting Preferred Stock is not redeemable at the Company's election or the election of any holder, except the Company may elect to redeem the Series A Voting Preferred Stock for $1.00 per share following satisfaction of its notice and cure requirements in the event that:

- any or all shares of Series A Voting Preferred Stock are held by anyone other than the Initial Holder or a Permitted Transferee; or
- the Series A Holders together hold less than 3,000,000 shares of the Company's outstanding common stock.

The Series A Voting Preferred Stock is not convertible into common stock or any other security.

Common Stock

On August 27, 2021 the Company's Board of Directors approved a one-for-four reverse stock split such that every holder of the Company's common stock would receive one share of common stock for every four shares owned. The reverse stock split was effective as of 6:00 p.m. Eastern Time on March 7, 2022, immediately prior to the Company's listing of its common stock on the NYSE American. All share amounts have retrospectively been stated at post-reverse split amounts and pricing.

The holders of shares of common stock are entitled to one vote per share for all matters on which common stockholders are authorized to vote on. Examples of matters that common stockholders are entitled to vote on include, but are not limited to, election of three of the six directors and other common voting situations afforded to common stockholders.

During February and March 2021, the Company issued to a group of accredited investors 2,248,464 shares of its common stock and warrants to purchase 2,248,464 shares of its common stock for $2.00 per share which expires on December 31, 2022 with that day being accelerated should certain performance criteria be met. Proceeds from the sale were $3,147,850. The value allocated to the warrants was the fair value determined using the Black-Scholes option valuation with the following assumptions: no dividend yield, expected annual volatility of 180%, risk free interest rate of .14% and an expected useful life of 21 months. The fair value of the warrants of $2,350,407 was allocated to Additional Paid-in-Capital. The performance criteria triggering early maturity occurred in April 2022, accelerating the warrant maturity date to July 2022. During the nine months ended September 30, 2022, 1,782,347 shares of common stock were issued as a result of warrant exercises. As of July 10, 2022, all such warrants were fully exercised.

In September and October 2022, a former director of the Company exercised warrants granted in November 2017 to purchase 475,000 shares of common stock for $1.00 per share.

In connection with the purchase of XTO assets, the Company issued a Senior Secured Convertible Note due December 31, 2021, in the aggregate principal amount $16,250,000 (the "Secured Convertible Note") to Energy Evolution, a related party. As partial consideration for the issuance of the Secured Convertible Note, Empire issued to Energy Evolution (i) 375,000 shares of common stock along with (ii) a warrant certificate to purchase up to 750,000 shares of common stock at an exercise price of $4.00 per Warrant Share until May 14, 2022. Under the warrant certificate, the exercise price is subject to customary downward adjustments. The value allocated to the common stock, conversion feature, and warrants was $10,125,177. In September 2021, the Company and Energy Evolution entered into a Loan Modification Agreement (the "Amended Secured Notes"). Under the Amended Secured Notes, among other terms the Company issued a warrant certificate to purchase up to 500,000 shares of common stock at an exercise price of $5.00 per Warrant Share until December 31, 2023. In July 2023, Energy Evolution exercised its remaining warrants for 500,000 shares of common stock for $5.00 per share. The Company received $2.5 million related to this transaction.

See Note 15 for information regarding Bridge Loans issued from two related parties that were subsequently converted to our common shares and additional shares purchased with cash by those same parties.

Note 10 – Stock Based Compensation

On April 3, 2019, the Board of Directors of the Company adopted the Empire Petroleum Corporation 2019 Stock Option Plan (the "2019 Stock Option Plan"). The total number of shares of common stock that may be issued pursuant to stock options under the 2019 Stock Option Plan was 2,500,000. On August 27, 2021, the Board of Directors of the Company adopted the Company's 2021 Stock and Incentive Compensation Plan (the "2021 Incentive Plan") which was subsequently approved by stockholders of the Company. As a result of such approval, no further awards will be made under the 2019 Incentive Plan. The total number of shares of common stock that could be issued pursuant to the 2021 Incentive Plan is 750,000. On August 26, 2022, the stockholders of the Company approved the Company's 2022 Stock and Incentive Compensation Plan (the "2022 Incentive Plan") which reserves 750,000 shares of the Company's common stock for issuance thereunder. As a result of such approval, no further awards will be made under the 2021 Incentive Plan. On June 9, 2023, the stockholders of the Company approved the Company's 2023 Stock and Incentive Compensation Plan (the "2023 Incentive Plan") which reserves 700,000 shares of the Company's common stock for issuance thereunder. As a result of such approval, no further awards will be made under the 2022 Incentive Plan. The 2023 Incentive Plan authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards (restricted stock awards, restricted stock units, performance shares and performance units are collectively referred to as restricted stock units for purposes of this note). At December 31, 2023, 436,935 shares of our common stock were available for future grants.

Stock-based compensation expense for restricted stock units and stock options is included in General and Administrative expense in the Consolidated Statements of Operations and is recorded with a corresponding increase in Additional Paid-in Capital within the Consolidated Balance Sheets.

Restricted Stock Units

Each RSU represents the contingent right to receive one share of common stock. The holders of outstanding RSUs do not receive dividends or have voting rights prior to vesting and settlement. The Company determines the fair value of granted RSUs based on the market price of the common stock on the date of the grant. Compensation expense for granted RSUs is recognized on a straight-line basis over the vesting and is net of forfeitures, as incurred.

RSUs are generally granted with 12-month, 13-month, or 3 year service periods. Total value assigned to the RSUs granted in 2023 based on grant date price approximated $1,837,000. For the year ended December 31, 2023 and 2022, approximately $2,271,000 and $1,227,000 of compensation expense related to RSUs was recognized. At December 31, 2023, approximately $1,230,000 of unrecognized compensation expense remained and will be recognized on a straight-line basis depending on the service period of each grant.

The following summary reflects nonvested restricted stock unit activity and related information:

	Shares	Weighted Average Fair Value (a)
Outstanding, December 31, 2021	-	$ -
Granted	224,288	15.42
Vested	-	-
Outstanding, December 31, 2022	224,288	$ 15.42
Granted	180,430	10.33
Vested	(145,700)	16.20
Forfeited	(54,201)	14.57
Outstanding, December 31, 2023	204,817	$ 10.61

_____

(a) Shares are valued at the grant-date market price.

		2023
Weighted Average grant date fair value of restricted stock units granted during the year, per share	$	10.33
Total fair value of restricted stock units vested during the year	$	2,286,464

Stock Options

Each stock option award provides the opportunity in the future to purchase Empire common shares at the market price of our common stock on the date the award is granted (the strike price). The options generally become exercisable in equal amounts over a three-year vesting period or over one-year for options awarded to the Board of Directors of the Company. Stock options have no financial statement effect on the date they are granted but rather are reflected over time through recording stock-based compensation expense. The stock-based compensation expense is based on the estimated fair value of the awards expected to vest, and that amount is amortized as compensation expense on a straight-line basis over the respective vesting period and is net of forfeitures, as incurred.

The estimated fair value of an option is calculated using a Black-Scholes option valuation model with the following assumption inputs: dividend yield, expected annual volatility, risk free interest rate and an expected life of the option. The following table summarizes the weighted average fair value and assumptions for 2023 and 2022.

		2023		2022
Weighted average grant-date fair value of stock options	$	4.52	$	4.55
Stock Options Valuation Assumptions:				
Risk-free interest rate		3.9%		1.6%
Dividend yield		0.0%		0.0%
Expected volatility		64.9%		56.0%
Expected option life (in years)		2.88		2.99
Other pricing model inputs:				
Weighted average grant-date market prices of Empire stock (strike price)	$	10.07	$	11.80

For the year ended December 31, 2023 and 2022, approximately $874,000 and $1,458,000 of compensation expense related to stock options was recognized. At December 31, 2023, approximately $1,546,000 of unrecognized compensation expense remained and will be recognized on a straight-line basis depending on the service period of each grant.

The following summary reflects stock option activity and related information:

	Options	Weighted Exercise Price
Outstanding, December 31, 2021	2,440,700	$ 2.19
Granted	249,000	11.80
Exercised	(310,000)	1.34
Outstanding, December 31, 2022	2,379,700	$ 3.31
Granted	533,000	10.07
Exercised	(355,000)	1.35
Forfeited	(492,319)	5.42
Outstanding, December 31, 2023	2,065,381	$ 4.89

The following table summarizes information about stock options outstanding as of December 31, 2023:

Range of Exercise Prices	Options Outstanding at 12/31/23	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/23	Weighted Average Exercise Price
$1.32 to $12.36	2,065,381	4.94 years	$4.89	1,605,210	$3.09

Note 12 – Income Taxes

The current and deferred income tax provision for the years ended December 31, 2023 and 2022 were comprised of the following:

	2023	2022
Current	$ (132,192)	$ 208,898
Deferred	-	-
Income tax provision	$ (132,192)	$ 208,898

In the event that an entity has an "ownership change" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended ("IRC")), an entity's federal net operating loss carryforwards ("NOLs") generated prior to an ownership change would be subject to annual limitations, which could defer or eliminate the Company's ability to utilize these tax losses against future taxable income. Generally, an "ownership change" occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's stock, increase their aggregate percentage ownership by more than 50% over the lowest percentage of stock owned by those stockholders at any time during the preceding three-year period. A full Section 382 analysis was prepared in 2023 and it was determined that our NOLs were subject to limitations under IRC Section 382. The Company's ability to use NOLs and other tax attributes to reduce taxable income and income taxes could be materially impacted by a future IRC 382 ownership change. Future transactions involving the Company's stock including those outside of the Company's control could cause an IRC Section 382 ownership change resulting in a limitation on tax attributes currently not limited and a more restrictive limitation on tax attributes currently subject to the previous IRC 382 limitation.

At December 31, 2023, the Company had approximately $24.3 million of federal NOLs generated in prior years available to offset against future taxable income, net of NOLs expected to expire unused due to IRC Section 382 limitations. Of the $24.3 million NOLs, approximately $23 million relate to periods after 2017 and have an indefinite life. Additionally, $1.3 million will begin to expire between 2023-2037 if not used. Approximately, $4.7 million of the NOLs were limited as of December 31, 2023 due to previous ownership changes.

Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and the tax basis of assets and liabilities. The Company's net tax position as of December 31, 2023 and 2022 is as follows:

	2023	2022
Deferred tax assets:		
Loss carry-forwards	$ 6,269,503	$ 4,789,586
Right of use assets	-	7,341
Stock option grants	2,022,184	1,369,105
Asset retirement obligation	7,433,670	6,616,407
Other	526,873	436,477
Total deferred tax assets	16,252,230	13,218,916
Deferred tax liabilities:		
Oil and Gas Properties	(7,327,620)	(5,552,159)
Other property and equipment	(123,915)	(171,650)
Derivatives	(104,956)	(31,369)
Lease liabilities	(25,133)	-
Other	-	(69,688)
Total deferred tax liabilities	(7,581,624)	(5,824,866)
Net deferred tax asset before valuation allowance	8,670,606	7,394,050
Valuation allowance	(8,670,606)	(7,394,050)
Net deferred taxes	$ -	$ -

Utilization of the Company's loss carryforwards is dependent on realizing taxable income. The Company's recorded valuation allowances of $8.7 million and $7.4 million as of December 31, 2023 and 2022, respectively, are due to the uncertainty related to its ability to utilize some of its deferred income tax assets, primarily consisting of net operating loss carryforwards prior to expiration or the limitation under Section 382 as discussed above.

Reconciliations of the tax provision (benefit) computed at the statutory federal rate to the Company's total income tax benefit for the years ended December 31, 2023 and 2022 are as follows:

	2023		2022	
	$	%	$	%
Provision (benefit) at statutory rate	(2,646,378)	21.0%	1,531,536	21.0%
State Taxes (net of federal impact)	(598,191)	4.7%	350,632	4.9%
Nondeductible Expenses	31,037	-0.2%	21,052	0.3%
Return to Accrual	(72,448)	0.6%	(2,135,704)	-29.3%
NOLs Expected to Expire Unused Due to Section 382 Limitation	1,877,230	-14.9%	-	0.0%
Valuation Allowance	1,276,558	-10.1%	441,382	6.1%
Income tax provision (benefit)	(132,192)	1.0%	208,898	2.9%

The Company has evaluated all tax positions for which the statute of limitations remains open and believes that the material positions taken would more likely than not be sustained by examination. Therefore, at December 31, 2023, the Company has not established any reserves for, nor recorded any unrecognized benefits related to uncertain tax positions.

The Company's only taxing jurisdiction is the United States (federal and state). The Company's tax years 2020 to present remain open for federal examination. Additionally, tax years 2003 through 2019 remain subject to examination for the purpose of determining the amount of federal NOL and other carryforwards. The number of years open for state tax audits varies, depending on the state, but is generally from three to five years.

Note 13 – Earnings (Loss) per Share

Diluted Earnings per Share ("EPS") gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. As a result, if there is a loss from continuing operations, Diluted EPS is computed in the same manner as Basic EPS. In addition, approximately 348,000 options were excluded due to the option exercise price exceeding the weighted-average market price of our common shares.

The following table summarizes the calculation of income (loss) per share.

	2023	2022
Net Income (Loss)	$ (12,469,605)	$ 7,084,130
Basic Weighted-Average Shares	22,718,890	21,003,563
Effect of Dilutive Securities:		
Restricted Stock Units and Stock Options (a)	-	2,384,083
Diluted Weighted-Average Shares	22,718,890	23,387,646
Income (Loss) per Common Share		
Basic	$ (0.55)	$ 0.34
Diluted	$ (0.55)	$ 0.30

_____

(a) At December 31, 2023 the Company had approximately 1,361,200 RSUs and options that were excluded from the calculation of net income (loss) per share as their inclusion would be antidilutive due to a net loss for the period.

Note 14 – Executive Separations

On March 16, 2023, Thomas W. Pritchard resigned as Chief Executive Officer and a director of the Company to pursue other opportunities. Although not required under Mr. Pritchard's Employment Agreement with the Company, in recognition of Mr. Pritchard's past service to the Company, the Company will pay Mr. Pritchard severance benefits in the amount of approximately $360,000, as set forth in Section 4.2 of his Employment Agreement, in one lump sum payment within 30 days after March 23, 2023, rather than in monthly installments. This was accrued as of March 31, 2023, and payment was made in April 2023. The Company also extended the period under which Mr. Pritchard has the right to exercise his outstanding vested non-qualified stock options from three months after the date of his termination of employment to September 16, 2024. In addition, Mr. Pritchard has surrendered to the Company 340,234 RSUs and options as satisfaction for the $2.1 million receivable that primarily resulted from incorrect withholdings associated with an April 2022 option exercise by Mr. Pritchard. The Company also had a $2.1 million liability recorded at December 31, 2022, related to withholding payables that were remitted in 2023.

On March 17, 2023, the Board of Directors of the Company appointed Michael R. Morrisett to the position of Chief Executive Officer. Mr. Morrisett did not receive any additional compensation for assuming the role of Chief Executive Officer.

In July 2023, the Company's Chief Operating Officer separated from the Company and will receive severance of $145,000 over six months. Additionally, certain vested options were forfeited resulting in the reversal of $576,000 of previously recorded stock-based compensation.

Note 15 – Related Party Transactions

Energy Evolution is a related party of the Company as it beneficially owns approximately 26.6% of the Company's outstanding shares of common stock as of December 31, 2023. Additionally, a board member of Energy Evolution was appointed to the Company's Board of Directors in October 2021. This board member separately beneficially owns approximately 19.3% of the Company's outstanding shares of common stock as of December 31, 2023. This board member also is a majority owner of PIE. In October 2021 another Energy Evolution member was appointed to the Company's Board of Directors.

The Company has a JDA with PIE to perform recompletion or workover on specified mutually agreed upon wells (See Note 4). As of December 31, 2023, the Company has incurred obligations of approximately $1.1 million as a part of the JDA.

On November 29, 2023, the Company entered into a Securities Purchase Agreement with Phil Mulacek, which agreement was amended on December 1, 2023, pursuant to which Mr. Mulacek purchased from the Company (a) 609,013 shares of common stock of the Company for an aggregate purchase price of $5,000,000 (or $8.21 per share) in cash and (b) 631,832 shares of common stock of the Company for an aggregate purchase price of $5,054,658 (or $8.00 per share) which was paid through cancellation and extinguishment of the outstanding principal amount and all accrued interest thereon under that certain Amended and Restated Promissory Note due December 31, 2024, in the original aggregate principal amount of $5,000,000 issued by Empire North Dakota to Mr. Mulacek.

On November 29, 2023, the Company entered into a Securities Purchase Agreement with Energy Evolution pursuant to which Energy Evolution purchased 1,256,832 shares of common stock of the Company for an aggregate purchase price of $10,054,658 (or $8.00 per share), of which $2,000,000 was advanced in cash to the Company on November 22, 2023, $3,000,000 was paid in cash to the Company and $5,054,658 was paid through cancellation and extinguishment of the outstanding principal amount and all accrued interest thereon under that certain Amended and Restated Promissory Note due December 31, 2024, in the original aggregate principal amount of $5,000,000 issued by Empire North Dakota to Energy Evolution.

Accounts receivable on the Consolidated Balance Sheet includes approximately $895,000 receivable from Energy Evolution. Accrued Expenses includes approximately $452,000 of revenue payable to Energy Evolution.

Note 16– Commitments and Contingencies

From time to time, the Company is subject to various legal proceedings arising in the ordinary course of business, including proceedings for which the Company may not have insurance coverage. While many of these matters involve inherent uncertainty, as of the date hereof, the Company does not currently believe that any such legal proceedings will have a material adverse effect on the Company's business, financial position, results of operations or liquidity.

The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, among other things, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Management believes no materially significant liabilities of this nature existed as of the balance sheet date.

Note 17 – Concentrations

The Company's producing properties and oil and natural gas reserves are all located in Louisiana, New Mexico, North Dakota, Montana, and Texas. Because of the concentration, the Company is exposed to the impact of regional supply and demand factors, processing or transportation capacity constraints, severe weather events, water shortages, and government regulations specific to the geographic area.

For the year ended December 31, 2023, the Company sold 70% of its oil, natural gas, and NGL to four customers. For the year ended December 31, 2022, the Company sold 68% of its oil and natural gas production to four customers. The loss of these purchasers could result in a temporary interruption in sales or a lower price for production.

The Company's cash balances may at times exceed FDIC insurance limits. The Company maintains cash accounts at reputable financial institutions.

Note 18 – Subsequent Events

Promissory Note

On February 16, 2024, the Company issued a Promissory Note in the aggregate principal amount of $5,000,000 (the "Note") to Energy Evolution. Energy Evolution has advanced the Company $5,000,000 under the Note. The proceeds of the Note will be used by the Company to fund, in part, its ongoing oil and gas drilling program and for working capital purposes.

The Note matures on February 15, 2026 (the "Maturity Date") and accrues interest at the rate of 7% per annum. After the Maturity Date, any principal balance of the Note remaining unpaid accrues interest at the rate of 9% per annum. At the option of Energy Evolution, interest payments will be paid either in cash or in shares of common stock of the Company on each of the following dates (or if any such date is not a business day, the next following business day) (each an "Interest Payment Date"), except upon the occurrence of an Event of Default, in which case interest will accrue and be paid in cash on demand: (i) March 31, 2024; (ii) June 30, 2024; (iii) September 30, 2024; (iv) December 31, 2024; (v) March 31, 2025; (vi) June 30, 2025; (vii) September 30, 2025; (viii) December 31, 2025; and (ix) the Maturity Date. All or any portion of the outstanding principal amount of the Note may be converted into shares of common stock of the Company at a conversion price of $6.25 per share (the "Conversion Price"), at the option of Energy Evolution, at any time and from time to time. If the full principal amount of the Note is drawn and converted into shares of common stock of the Company, 800,000 shares would be issued (without giving effect to any interest that may be converted). Accrued interest on the principal amount converted will be due on the applicable date of conversion in cash or, at the option of Energy Evolution, by issuance of shares of common stock of the Company in the manner set forth in the Note (where the date of conversion is the relevant Interest Payment Date"). The Conversion Price is subject to customary adjustments. The Note may be prepaid at any time or from time to time without the consent of Energy Evolution and without penalty or premium, provided that the Company provides Energy Evolution with at least five business days prior written notice, each principal payment is made in cash and all accrued interest is paid in cash, or at the option of Energy Evolution, by issuance of shares of common stock of the Company in the manner set forth in the Note (where the Interest Payment Date is the date of prepayment).

Rights Offering

In March 2024, the Company announced that it has commenced a subscription rights offering ("Rights Offering") pursuant to which it intends to raise gross proceeds of up to approximately $25.0 million. The Company has distributed at no charge to holders of its common stock, as of the close of business on March 7, 2024 (the record date for the Rights Offering), one subscription right for each share of Common Stock held. Each subscription right initially entitled the holder to purchase 0.161 shares of Common Stock at a subscription price of $6.05 per share per one whole share of Common Stock. On March 28,2024, the Company announced a reduction in the subscription price to $5.00 which results in gross proceeds to the Company of up to approximately $20.66 million. The subscription rights are non-transferable, and will not be listed for trading on any stock exchange or market. In addition, holders of subscription rights who fully exercise their subscription rights are entitled to over-subscribe for additional shares of Common Stock, subject to proration. The Rights Offering is expected to expire at 5:00 p.m., Eastern Time, on April 3, 2024 ("Expiration Date"), subject to extension or earlier termination.

Phil Mulacek and Energy Evolution, both related parties of the Company (see Note 15) and our largest stockholders, have indicated that they intend to participate in the Rights Offering and fully subscribe to the shares of Common Stock corresponding to their subscription rights. They have each also indicated that they intend to fully exercise their over-subscription rights to purchase their pro rata share of the underlying securities related to the Rights Offering that remain unsubscribed at the Expiration Date.

EMPIRE PETROLEUM CORPORATION

Supplemental Information of Oil and Natural Gas Producing Activities (Unaudited)

December 31, 2023 and 2022

The following reserve estimates present the Company's estimate of the proven natural gas and oil reserves and net cash flow of the Company's properties, in accordance with the guidelines established by the Securities and Exchange Commission. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing natural gas and oil properties. Accordingly, the estimates are expected to change as future information becomes available. All the oil and natural gas reserves are located in Louisiana, New Mexico, North Dakota, Montana and Texas.

Costs Incurred Related to Oil and Gas Activities

Costs incurred includes capitalized costs of properties, equipment, and lease facilities for oil and natural gas producing activities.

	Years Ended December 31,	
	2023	2022
Acquisition	$ 2,094,419	$ 2,702,613
Exploration	-	-
Development	25,053,107	11,206,207
	$ 27,147,526	$ 13,908,820

Reserve Quantity Information

Proved oil and natural gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditures is required for recompletion. The information below excludes proved undeveloped reserves. Below are the net quantities of net proved developed reserves of the Company's properties:

	Oil (MBbls)	Gas (MMcf)	NGLs (MBbls)	MBOE
Balance, December 31, 2021	8,448	11,208	87	10,404
Acquisition of Reserves	650	205	61	745
Revisions	(350)	1,834	2,248	2,203
Extensions	561	566	27	682
Production	(483)	(876)	(161)	(790)
Balance, December 31, 2022	8,826	12,937	2,262	13,244
Acquisition of Reserves	36	19	5	44
Revisions	(1,625)	(5,998)	(960)	(3,585)
Extensions	175	-	-	175
Production	(488)	(854)	(136)	(766)
Balance, December 31, 2023	6,924	6,104	1,171	9,112

The 2023 acquisitions primarily relate to additional working interests in certain of the Company's New Mexico properties (See Note 3). The 2022 acquisitions relate to small acquisition in our Rockies and New Mexico regions. The revisions in 2023 are primarily related to decreases in prices.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Natural Gas Reserves

The standardized measure of discounted future net cash flows relating to oil and natural gas reserves and associated changes in standard measure amounts were prepared in accordance with the provision of Financial Accounting Standard Board ASC 932-235-555. Future cash inflows were computed by applying average prices of oil and natural gas for the last 12 months to estimated future production. Future production and development costs were computed by estimating the expenditures to be incurred in developing the oil and natural gas reserves at the end of the year, based on yearend costs and assuming continuation of existing economic conditions. Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted cash flows. Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the acquired properties' oil and natural gas reserves. Standard measure amounts are:

| | December 31, | |
	2023	2022
Future cash inflows	$ 543,067,776	$ 941,172,544
Future production costs	(350,439,800)	(509,154,924)
Future development costs	(42,475,160)	(55,901,780)
Future income tax expense	(25,201,886)	(90,724,632)
Future net cash flows	124,950,930	285,391,208
10% annual discount for estimated timing of cash flows	(41,934,370)	(137,723,795)
Standardized measure	$ 83,016,560	$ 147,667,413

The 12-month average prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate the properties' reserves. The prices for the properties' reserves were as follows:

	2023	2022
Oil (BBl)	$ 75.45	$ 91.14
Natural gas (MMBtu)	$ 1.51	$ 4.23
NGLs (BBl)	$ 9.82	$ 36.29

Changes in the Standardized Measure of Discounted Future Net Cash Flows at 10% per annum are as follows:

| | December 31, | |
	2023	2022
Beginning of year	$ 147,667,413	$ 93,852,093
Net change in prices and production costs	(71,619,375)	24,651,555
Net change in future development costs	3,314,220	(7,141,431)
Oil & Gas net revenue	(6,256,366)	(21,418,327)
Extensions	4,684,473	11,037,719
Acquisition of reserves	526,848	12,043,912
Revisions of previous quantity estimates	(55,329,684)	46,871,217
Net change in taxes	33,317,731	(32,133,473)
Accretion of discount	19,542,907	10,939,619
Changes in timing and other	7,168,393	8,964,529
End of year	$ 83,016,560	$ 147,667,413

Estimates of economically recoverable natural gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties, and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of natural gas and oil may differ materially from the amounts estimated.

BOARD OF DIRECTORS

Vice Admiral Andrew L. Lewis (Ret.)
Common Director
Audit Committee

Ben J. Marchive II
Series A Director
Operations Committee

Mason H. Matschke
Series A Director
Audit Committee and Compensation Committee

Michael R. Morrisett
Common Director
President and Chief Executive Officer

Phil E. Mulacek
Series A Director
Chairman of the Board, Compensation Committee (Chairman) and Operations Committee (Chairman)

J. Kevin Vann
Common Director
Audit Committee (Chairman)

CORPORATE INFORMATION

Address, Telephone and Website
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, Oklahoma 74114
 (539) 444-8002
www.empirepetroleumcorp.com

Stock Exchange Listing
NYSE American Ticker Symbol: EP

Financial Information
A copy of Empire's Annual Report on Form 10-K, as filed with the U.S. Securities and
Exchange Commission (the "SEC"), is included herein. Other financial information can be found
on Empire's website or may be obtained without charge by writing or calling Empire.

Annual Meeting
The 2024 Annual Meeting will be held at Empire's offices in Tulsa, Oklahoma.
Date: Friday, June 14, 2024
Time: 9:00 a.m., local time

Transfer Agent and Registrar
Registered shareholder inquiries regarding stock transfers, address changes, lost stock
certificates, account consolidation or similar matters should be directed to:

> Securities Transfer Corporation
> 2901 N. Dallas Parkway, Suite 380
> Plano, Texas 75093
> (469) 633-0101
> www.stctransfer.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
Tulsa, Oklahoma

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are generally identifiable by the terminology used such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecasted," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "would" or other similar words, although not all forward-looking statements contain such identifying words.

By their very nature, forward-looking statements require management to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: general economic conditions; management's ability to execute Empire's business plan; changes in oil, natural gas and natural gas liquids prices and the demand for oil, natural gas and natural gas liquids; Empire's ability to replace reserves and efficiently develop current reserves; costs of operations; delays and other difficulties related to producing oil, natural gas and natural gas liquids; delays and other difficulties related to regulatory and governmental approvals and restrictions; availability of sufficient capital to execute management's business plan, including from future cash flows, available borrowing capacity under revolving credit facilities and otherwise; management's ability to make acquisitions on economically acceptable terms; management's ability to integrate acquisitions; weather and environmental conditions; and the other factors discussed in our Annual Report on Form 10-K and in other documents that we file with or furnish to the SEC, all of which are difficult to predict.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this section. Other than as required by applicable securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations, or otherwise. Readers should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this report or, if earlier, as of the date they were made.